AGREEMENT AND PLAN OF MERGER

by and among

CYNERGISTEK, INC.,

CLEARWATER COMPLIANCE LLC

and

CLEARWATER COMPLIANCE ACQUISITION COMPANY I

Dated as of May 23, 2022

Article III Representations and Warranties of the Parent and Merger Sub		31
3.1	Organization, Standing and Power	31
3.2	Authority; No Conflict; Required Filings and Consents.	32
3.3	Information Provided	33
3.4	Equity Financing	33
3.5	Operations of Merger Sub	34
3.6	Ownership of Company Common Stock	34
3.7	Litigation	34
3.8	Other Agreements or Understandings	34
3.9	Brokers	34
3.10	Exclusivity of Representations and Warranties.	34
Article IV Conduct of Business		35
4.1	Covenants of the Company	35
4.2	Conduct of Business by the Parent and Merger Sub Pending the Merger	39
Article V Additional Agreements		39
5.1	No Solicitation.	39
5.2	Preparation of the Proxy Statement; Company Stockholder Approval of the Merger; Approval by Sole Stockholder of Merger Sub.	46
5.3	NYSE American Listing	47
5.4	Confidentiality; Access to Information	47
5.5	Legal Conditions to the Merger.	48
5.6	Public Disclosure	50
5.7	D&O Indemnification.	50
5.8	Notification of Certain Matters	52
5.9	State Takeover Laws	52
5.10	Rule 16b-3	52
5.11	Control of Operations	53
5.12	Security Holder Litigation	53
5.13	Financing	53
5.14	Employee Benefit Plans.	57
Article VI CONDITIONS TO MERGER		59
6.1	Conditions to Each Party’s Obligation to effect the Merger	59
6.2	Conditions to the Obligations of the Company	59
6.3	Conditions to the Obligations of the Parent and Merger Sub	60
Article VII Termination and Amendment		60
7.1	Termination	60
7.2	Manner and Notice of Termination; Effect of Termination	62
7.3	Fees and Expenses.	63
7.4	Amendment	67
7.5	Extension, Waiver	67
7.6	No Liability of Debt Financing Sources	68

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Article VIII Defined Terms		68
Article IX Miscellaneous		81
9.1	Nonsurvival of Representations and Warranties	81
9.2	Notices	81
9.3	Entire Agreement	82
9.4	Third-Party Beneficiaries	82
9.5	Assignment	82
9.6	Severability	83
9.7	Counterparts and Signature	83
9.8	Interpretation	83
9.9	Governing Law	84
9.10	Remedies.	84
9.11	Submission to Jurisdiction	85
9.12	Disclosure Schedule	85
9.13	Parent Guarantee	86
9.14	Waiver of Jury Trial	86

Exhibit AForm of Certificate of Incorporation of the Surviving Corporation

- iii -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of this 23rd day of May, 2022, by and among Clearwater Compliance LLC, a Tennessee limited liability company (the “Parent”), Clearwater Compliance Acquisition Company I, a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and CynergisTek, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”) and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled in accordance with Section 0 and Dissenting Shares) being converted in the Merger into the right to receive $1.25 per share, without interest thereon and subject to Section 1.6 (the “Merger Consideration”);

WHEREAS, the Company Board has as of the date hereof unanimously (i) determined that this Agreement and the Merger are in the best interests of the Company; (ii) adopted this Agreement; (iii) approved the Merger; (iv) directed that this Agreement be submitted to the Company’s stockholders for approval; and (v) resolved to recommend approval of this Agreement by the Company’s stockholders;

WHEREAS, the board of managers of the Parent and the board of directors of Merger Sub have adopted, approved and declared it advisable for the Parent and Merger Sub, as applicable, to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Parent has delivered the Equity Commitment Letter, pursuant to which the Investor has committed, subject to the terms and conditions thereof, to invest in the Parent, directly or indirectly, the cash amount set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parent, Merger Sub and the Company, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the

Company, with the Company continuing as the surviving corporation of such merger, at the Effective Time.

1.2Effective Time of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Parent, Merger Sub and the Company shall cause a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) to be duly prepared and executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State.  The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State or at such subsequent time or date as the Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.3Closing.  Subject to the satisfaction or waiver (to the extent permitted by law) of the conditions set forth in Article VI, and unless this Agreement has been terminated pursuant to its terms, the Closing shall take place (i) at the offices of ArentFox Schiff LLP, 233 S. Wacker Drive, Suite 7100, Chicago, Illinois 60606, or remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following the second Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions) shall be satisfied or waived in accordance with this Agreement, or (ii) on such other date or at such other place as the Parent and the Company agree in writing.

1.4Effects of the Merger.  At the Effective Time (a) the separate existence of Merger Sub shall cease, Merger Sub shall be merged with and into the Company and the Company shall continue as the Surviving Corporation in the Merger and wholly owned subsidiary of Parent and (b) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit A, until further amended in accordance with the DGCL, subject to Section 0.  In addition, subject to Section 0, the Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, and the DGCL.  The Merger shall have the effects set forth in the applicable provisions of the DGCL and in this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

1.5Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until their successors are duly elected and qualified.

1.6Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, the Parent or any holder of shares of the capital stock of the Company or capital stock of Merger Sub:

(a)Capital Stock of Merger Sub.  Each share of the common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)Cancellation of Treasury Stock, Subsidiary-Owned and Parent-Owned Stock.  Any shares of Company Common Stock that are held in treasury of the Company and any shares of Company Common Stock owned by any Subsidiary of the Company, the Parent, Merger Sub or any other Subsidiary of the Parent immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)Merger Consideration for Company Common Stock.  Subject to Section 0, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 0 and Dissenting Shares) shall be automatically converted into the right to receive the Merger Consideration.  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 0 in accordance with the provisions of Section 0.

(d)Adjustments to Merger Consideration.  Subject to the limitations set forth in Section 4.1(a) and Section 4.1(b), the Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

1.7Surrender of Certificates.

(a)Paying Agent.  Prior to the Effective Time, the Parent shall engage the Paying Agent, and immediately prior to the Effective Time, the Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for payment of the Payment Fund through the Paying Agent in accordance with this Section 0 (it being understood and agreed that the Parent may elect to use the available unrestricted cash of the Company and its Subsidiaries to fund a portion of the Payment Fund at Closing).  The Payment Fund shall not be used for any other purpose.  The Payment Fund shall be invested by the Paying Agent as directed by the Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors

Service, Inc., or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks); provided, however, that no gain or loss thereon shall affect the amounts payable hereunder and the Parent shall take all actions necessary to ensure that, from and after the effective time, the Payment Fund includes at all times cash sufficient to satisfy the Parent’s obligation to pay the Merger Consideration under this Agreement.  Any interest and other income resulting from such investments (net of any losses) shall be paid to the Parent pursuant to Section 0.  In the event the Payment Fund is diminished below the level required for the Paying Agent to make prompt cash payments as required under Section 0, including any such diminishment as a result of investment losses, the Parent shall, or shall cause the Surviving Corporation to, immediately deposit additional cash into the Payment Fund in an amount equal to the deficiency in the amount required to make such payments.

(b)Exchange Procedures.

(i)Promptly (and in any event within three Business Days) after the Effective Time, the Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (A) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 0) to the Paying Agent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 0) in exchange for the Merger Consideration payable with respect thereto.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 0) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be promptly paid in exchange therefor a cash amount in immediately available funds equal to (1) the number of shares of Company Common Stock formerly represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 0) multiplied by (2) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.

(ii)Notwithstanding anything to the contrary in this Agreement, any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article I.  In lieu thereof, each holder of record of one or more Uncertificated Shares shall upon receipt by the Paying Agent of an “agent’s message” in customary form with respect to any Uncertificated Share (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) be promptly paid the Merger Consideration pursuant to, and in accordance with, the terms of this Agreement in respect of such Uncertificated Share, and such Uncertificated Share shall forthwith be cancelled.

(c)Interest; Transfers; Rights Following the Effective Time.  No interest will be paid or accrued on the cash payable upon the surrender of such Certificates or Uncertificated Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a

Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Parent that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered. Until surrendered as contemplated by this Section 1.7, each Certificate and all Uncertificated Shares (other than Certificates or Uncertificated Shares representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 1.6(c), without any interest thereon.

(d)No Further Ownership Rights in Company Common Stock.  All Merger Consideration paid upon the surrender of Certificates and cancellation of Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates and Uncertificated Shares, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article I, subject to Section 0.

(e)Termination of Payment Fund.  Any portion of the Payment Fund which remains undistributed to the holders of Certificates and Uncertificated Shares for one year after the Effective Time (including all interest and other income received by the Paying Agent in respect of all funds made available to it) shall be delivered to the Parent, upon demand, and any holder of a Certificate or Uncertificated Shares who has not previously complied with this Section 0 shall be entitled to receive only from the Parent or the Surviving Corporation (subject to abandoned property, escheat and other similar laws) payment of its claim for Merger Consideration, without interest.

(f)No Liability.  To the extent permitted by applicable Law, none of the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any holder of shares of Company Common Stock for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably required by the Parent, the posting by such Person of a bond in such reasonable and customary amount as the Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented thereby pursuant to this Agreement.

1.8Company Stock Plans; Warrants.

(a)Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option shall vest in full and automatically be cancelled and converted into the right to receive from the Surviving Corporation an amount of cash (without any interest thereon) equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option.  In the event that the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

(b)Effective as of the Effective Time, each Company RSU that is then outstanding and unvested shall vest in full and automatically be cancelled and converted into the right to receive an amount of cash (without any interest thereon) from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration.

(c)The Parent shall (i) cause the Surviving Corporation to make the payments contemplated by the foregoing Section 0 and Section 0 as promptly as practicable (and in any event within ten Business Days) after the Effective Time, and (ii) cause the Surviving Corporation to maintain at all times from and after the Effective Time sufficient liquid funds to satisfy its obligations pursuant to Section 0 and Section 0.

(d)As soon as practicable following the execution of this Agreement, and in any event at least five Business Days prior to the anticipated Closing Date, the Company shall provide a notice to each Person who is a holder of Company Stock Options or Company RSUs describing the treatment of and payment for such equity awards pursuant to this Section 0 and providing instructions for use in obtaining payment therefor. The Company shall provide the Parent with a reasonable opportunity to review the notices described in this Section 1.8(d) reasonably in advance of providing said notices and the Company shall incorporate any reasonable comments provided by the Parent to the Company.

(e)To the extent that the Anthony Warrant and the Horton Warrant are unexercised at the Effective Time, the Company shall take such actions prior to or at the Effective Time as are needed to (i) with respect to the Anthony Warrant, cancel the Anthony Warrant without any consideration, or (ii) with respect to the Horton Warrant, cancel the Horton Warrant in exchange for the payment to the holder of the Horton Warrant of the amount in respect of such cancellation as set forth in the Horton Warrant.

(f)No later than ten days after the date hereof, the Company shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company Stock Options, the Company RSUs and Warrants as contemplated by this Section 1.8, and shall promptly thereafter provide evidence thereof to the Parent that is reasonably satisfactory to the Parent.

(g)The Parent and the Company may agree to treat equity compensation held by Company employees subject to non-U.S. law in a manner other than that contemplated above in this Section 0, but only to the extent necessary to take into account applicable non-U.S. law or Tax or employment considerations.

1.9Dissenting Shares.

(a)Notwithstanding any other provisions of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to, and who has perfected, appraisal rights for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”), if Section 262 of the DGCL is determined to be applicable, shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 0 but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b)If any Dissenting Shares shall lose their status as such (through failure to perfect, withdrawal or otherwise), or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 0, without interest, and shall not thereafter be deemed to be Dissenting Shares.

(c)The Company shall give the Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to Section 262 of the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand; and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument.  The Company shall not settle or pay or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument or agree to do any of the foregoing unless the Parent shall have given its written consent to such settlement, payment or settlement or payment offer.

1.10Withholding Rights.   Each of the Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any other recipient of payments hereunder any amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax law.  To the extent that amounts are so withheld and timely remitted by the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent, as the case may be, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent and Merger Sub that the statements contained in this Article II are true and correct, except (a) as disclosed in the Company SEC Reports filed with or furnished to the SEC since January 1, 2021, and prior to the fifth Business

Day prior to the date of this Agreement and publicly available prior to the fifth Business Day prior to the date of this Agreement (but excluding any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors”, “Forward Looking Statements” or any similar predictive, cautionary or forward looking sections) or (b) as set forth in the Company Disclosure Schedule, subject to Section 9.12.

2.1Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.  The Company has publicly filed correct and complete copies of the Company’s certificate of incorporation and bylaws (and all amendments thereto) as in effect on the date of this Agreement.  The minute books of the Company and each of its Subsidiaries previously made available to the Parent contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken since January 1, 2017, of their respective stockholders or other equity holders and boards of directors (including committees of their respective boards of directors) through the date hereof.

2.2Capitalization.

(a)The authorized capital stock of the Company consists of 33,333,333 shares of Company Common Stock.  The Company Common Stock is entitled to the rights and privileges set forth in the Company’s certificate of incorporation.  As of the Capitalization Date, 13,256,570 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 0 shares of Company Common Stock were held in treasury, (iii) 877,503 shares of Company Common Stock were underlying outstanding Company Stock Options and the Company Stock Options had a weighted average exercise price of $1.86, (iv) 682,250 shares of Company Common Stock were underlying outstanding Company RSUs; (v) 77,779 shares of Company Common Stock were underlying the Anthony Warrant, which has an exercise price of $3.03; and (vi) 524,170 shares of Company Common Stock were underlying the Horton Warrant, which has an exercise price of $2.38.

(b)The Company has made available to the Parent complete and accurate (i) copies of all Company Stock Plans and details regarding the number of shares of Company Common Stock reserved for future issuance under such Company Stock Plan, (ii) forms of stock option agreements evidencing Company Stock Options, (iii) forms of agreements evidencing Company RSUs, (iv) agreements evidencing the Warrants, and (v) forms of agreements evidencing any other equity or equity-linked award or compensation arrangement. Section 2.2(b)(i) of the Company Disclosure Schedule sets forth, for each Company Stock Option, each Company RSU and each Warrant, (A) the name of the holder thereof, (B) the date of grant thereof, (C) the number of shares of Company Common Stock issuable upon exercise thereof, and (D) the exercise price of such Company Stock Option, Company RSU or Warrant.

(c)Except (i) as set forth in Section 0(a) and for changes since the Capitalization Date resulting from the exercise or settlement of Company Stock Options, Company RSUs or Warrants outstanding on such date in accordance with their respective terms and (ii) as reserved for future grants under Company Stock Plans as of the date of this Agreement permitted under Section 4.1(i), (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement.  The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations.  None of the Company, any of its Subsidiaries or any of its Affiliates is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company.  Except to the extent arising pursuant to applicable state takeover or similar laws, and except as set forth in Section 2.2(c) of the Company Disclosure Schedule, there are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company.

(d)All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 2.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation or bylaws or any agreement to which the Company is a party or is otherwise bound.

(e)There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or to register, any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries.

2.3Subsidiaries.

(a)Section 0(a)(i) of the Company Disclosure Schedule sets forth for each Subsidiary of the Company: (i) its name; (ii) the number and type of its outstanding equity securities and a list of the holders thereof; and (iii) its jurisdiction of organization.  All of the issued and outstanding shares of capital stock of, or other equity securities in, each Subsidiary of the Company (x) have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (y) except as set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule, are owned, directly or indirectly, by the Company free and clear of all Liens.

(b)Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to the Parent true, correct and complete copies of the certificate of incorporation and bylaws of each Subsidiary of the Company (and all amendments thereto) as currently in effect, and no Subsidiary of the Company is in default in the performance, observation or fulfillment of its obligations under such documents, except for such defaults that, in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)The Company does not own or control, directly or indirectly, any capital stock of any Person that is not a Subsidiary of the Company.

2.4Authority; No Conflict; Required Filings and Consents.

(a)The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement (the “Company Voting Proposal”) by the Company’s stockholders under the DGCL (the “Company Stockholder Approval”), to consummate the Merger.  The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are in the best interests of the Company; (ii) adopted this Agreement; (iii) approved the Merger; (iv) directed that this Agreement and the Merger be submitted to the Company’s stockholders for approval; and (v) resolved to recommend approval of this Agreement and the Merger by the Company’s stockholders.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)The execution and delivery of this Agreement by the Company do not, and (subject to receipt of the Company Stockholder Approval) the consummation by the Company of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of the Company or any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute a default with or without notice or the lapse of time, or both (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, or result (or, with or without notice or lapse of time, or both, would result) in the creation or imposition of any Lien on any asset, property or right of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties, rights or assets may be bound, including those set forth on Section 2.4(b)(ii) of the Company Disclosure Schedule, or (iii) subject to compliance with the requirements specified in clauses (i) through (iv) of Section 0, conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties, rights or assets, except in the case of clauses (ii) and (iii) of this Section 0 for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.

(c)No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (ii) the filing of the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) with respect to the Company Meeting with the SEC in accordance with the Exchange Act, (iii) the filing of such reports, schedules or materials under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of NYSE American, and (v) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.

(d)Assuming the accuracy of the Parent’s and Merger Sub’s representation and warranty set forth in Section 0, the approval of the Company Voting Proposal by the holders of at least a majority of the votes cast by all shares of Company Common Stock entitled to vote thereon (the “Required Company Stockholder Vote”) is the only consent or vote of the holders of any class or series of the Company’s capital stock or other securities that is necessary for the approval of this Agreement and the Merger or for the consummation by the Company of the

Merger.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

2.5SEC Filings; Financial Statements; Information Provided.

(a)The Company has filed all registration statements, forms, reports and other documents required to be filed by the Company with the SEC since January 1, 2019.  All such registration statements, forms, reports and other documents (including exhibits and all other information incorporated therein and any supplements or amendments thereto and those registration statements, forms, reports and other documents that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports”, and the Company has made available to the Parent copies of all Company SEC Reports to the extent not available on the SEC’s EDGAR system.  The Company SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Reports and (iii) except to the extent that information contained in a Company SEC Report has been revised, amended, modified or superseded by a later filed Company SEC Report prior to the date hereof, did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. The Company has not as of the date hereof received any written comments from the SEC with respect to any of the Company SEC Reports which remain unresolved.  To the Company’s Knowledge, none of the Company SEC Reports is subject to ongoing SEC review.  No Subsidiary of the Company is required to file any form, report or other document with the SEC.

(b)Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end audit adjustments which were not or are not expected to be material.

(c)The Proxy Statement (i) on the date the Proxy Statement is first mailed to holders of shares of Company Common Stock, at the time of any amendment or supplement thereto and at the time of the Company Stockholders Meeting, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading and (ii) will at all times comply as to form in all material respects with the requirements of the

Exchange Act applicable to the Proxy Statement. Notwithstanding the foregoing provisions of this Section 2.5(c), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement based upon information supplied by the Parent, Merger Sub or any of their respective Representatives expressly for use or incorporation by reference therein.

(d)The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to provide reasonable assurance that all information concerning the Company that could have a material effect on the financial statements is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NYSE American. The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and its principal financial officer have disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to the Parent a summary of the significant aspects of such disclosure, if any) (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company SEC Report or in any form, report or document filed by the Company with the SEC has been so disclosed and each significant deficiency and material weakness previously so disclosed has been remediated in all material respects.

(f)The Company is not subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act) other than as described in the Company’s most recent Form 10-Q or Form 10-K filed prior to the date hereof.

2.6No Undisclosed Liabilities.  Except (a) as disclosed in the Company Balance Sheet, (b) for performance of obligations in the Ordinary Course of Business under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) made available to the Parent prior to the date of this Agreement, (c) for liabilities incurred in the Ordinary Course of Business since the date of the Company Balance Sheet, and (d) for fees and expenses incurred in connection with the entry into this Agreement and the consummation of the Merger, the Company and its Subsidiaries do not have any liabilities of any nature required to be reflected or disclosed on a consolidated balance sheet of the Company (including the notes thereto) prepared in accordance with GAAP that were not adequately reflected or reserved against on the Company Balance Sheet.

2.7Absence of Certain Changes or Events.

(a)Since the date of the Company Balance Sheet, there has not been a Company Material Adverse Effect.

(b)From the date of the Company Balance Sheet until the date of this Agreement, except for the transactions expressly contemplated hereby, (i) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the Ordinary Course of Business, (ii) none of the Company or any of its Subsidiaries has taken any action that would have required the consent of the Parent under Section 0 of this Agreement had such action occurred after the date of this Agreement, other than as set forth in Section 2.7(b) of the Company Disclosure Schedule, and (iii) none of the Company or any of its Subsidiaries made any material Tax election or settled and/or compromised any material Tax liability, prepared any Tax Returns in a manner which is inconsistent with the past practices of the Company or any of its Subsidiaries, as applicable, with respect to the treatment of items on such Tax Returns, incurred any material liability for Taxes other than in the Ordinary Course of Business, or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries.

2.8Taxes.

(a)The Company and each of its Subsidiaries have timely filed all material Tax Returns that the Company and each of its Subsidiaries were required to file, and, except as set forth in Section 2.8 of the Company Disclosure Schedule, all such Tax Returns were correct and complete in all material respects.  The Company and each of its Subsidiaries have paid (or caused to be paid) on a timely basis all Taxes due and payable by the Company and/or its Subsidiaries.

(b)As of the date of this Agreement, no examination or audit of any Tax Return, or other Action in respect of any Tax, of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or has been proposed or threatened in writing or, to the Knowledge of the Company, orally, nor has any material adjustment with respect to any Tax Return or material claim for any additional Tax been received from a Governmental Entity by the Company or any of its Subsidiaries that is still in progress. There are no Liens for Taxes on any of the assets or properties of the Company or any of its Subsidiaries, other than Liens for Taxes that are being contested in good faith through appropriate proceedings and for which the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve in accordance with GAAP.

(c)The Company and its Subsidiaries have complied in all material respects with applicable Laws for the withholding of Taxes and have timely withheld and paid over to the appropriate Governmental Entity all amounts of material Taxes required to be withheld and paid over.

(d)There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently contesting any material Tax liability of the Company or its Subsidiaries before any Governmental Entity.

(e)Neither the Company nor any of its Subsidiaries has any material liability for any Taxes of any Person (other than the Company and its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of Tax law in any jurisdiction) or as a transferee or successor, or (ii) pursuant to any Tax sharing or Tax indemnification agreement or other similar agreement (other than pursuant to commercial agreements or arrangements entered into in the Ordinary Course of Business that are not primarily related to Taxes).

(f)No closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Entity responsible for Taxes within the last five years with respect to the Company or any of its Subsidiaries, and no such agreements or rulings have been applied for by the Company or any of its Subsidiaries that are currently pending.

(g)Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h)Neither the Company nor any of its Subsidiaries constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two years prior to the date hereof.

(i)No claim has been made in writing by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(j)The Company will not be required to include any material item of income in, or to exclude any material item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in the method of accounting, (ii) closing agreement, as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign law), (iii) installment sale or open transaction disposition made on or before the Closing Date, or (iv) prepaid amount or deferred revenue received on or before the Closing Date.

(k)Each of the Company and its Subsidiaries has been treated as a corporation for U.S. federal income tax purposes since its respective formation.

2.9Real Property.

(a)The Company and its Subsidiaries do not own, and have never owned, any real property.

(b)Section 0 of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Company Leases and the location of the premises subject thereto (the “Leased Real Property”).  Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease is in default under any of the Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (i) each Company Lease is in full force and effect, (ii) neither the Company nor any of its Subsidiaries has received any written notice regarding any violation or breach or default under any Company Lease that has not been cured and (iii) the Company and its Subsidiaries hold a valid and existing leasehold interest in the real property covered under the Company Leases, free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any Person other than the Company and its Subsidiaries.  The Company has made available to the Parent complete and accurate copies of all Company Leases.

(c)The Company and each of its Subsidiaries have obtained all appropriate certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to operate the Leased Real Property in the manner in which the Leased Real Property is currently being used and operated, other than any such instruments that are normally obtained by the lessor of property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  The Company and each of its Subsidiaries have all material Permits necessary to operate the Leased Real Property as currently operated; and no such Permits will be required as a result of the transactions contemplated hereby to be issued after the date hereof in order to permit the Company and its Subsidiaries, following the Closing, to continue to operate the Leased Real Property in the same manner as currently operated, other than any such instruments that are normally obtained by the lessor of the property and any such Permits that are ministerial in nature and are normally issued in due course upon application therefor without further action by the applicant.

(d)To the Company’s Knowledge, the buildings, structures, fixtures, building mechanical systems (including electrical, heating and air conditioning systems), and other improvements in, on or within the Leased Real Property, are in good operating condition and repair, subject to reasonable wear and tear and continued repair and replacement in accordance with reasonable and customary business practice, and there are no deferred maintenance, repairs or unrepaired defects in the structural components comprising such buildings and building mechanical systems located thereon or therein which could materially impair the use of such buildings in connection with the operation of the business as conducted during the last 12 months, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)Neither the Company nor any of its Subsidiaries has received notice of, and there is not any pending, or to the Company’s Knowledge, threatened or contemplated, condemnation Action affecting in any material respect the Leased Real Property or any part thereof, or any sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation.  The Leased Real Property has not suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored.

2.10Intellectual Property.

(a)Section 2.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) the current owner of, (ii) the jurisdiction of application/registration for and (iii) the application or registration number for, each item of registered Company Intellectual Property owned or purported to be owned by the Company or its Subsidiaries (“Registered IP”). All Registered IP for patents, trademarks, service marks and copyrights is subsisting and has not expired or been cancelled, and, to the Knowledge of the Company, all Registered IP is valid and enforceable in all material respects. The Company or a Subsidiary has filed all documents and paid all material taxes, fees, and other financial obligations required to renew and maintain in force and effect in all material respects all such Registered IP until Closing. Section 2.10(a) of the Company Disclosure Schedule also sets forth a true, correct and complete list of the following included in the Company Intellectual Property: internet domain names and social media accounts and material, unregistered trademarks and brand names.

(b)Section 2.10(b)(i) of the Company Disclosure Schedule sets forth a true correct and complete list as of the date of this Agreement of all IP Licenses under which a Person has granted rights under Company Intellectual Property to the Company or any of its Subsidiaries.  Section 2.10(b)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of all IP Licenses under which the Company or any of its Subsidiaries has granted rights under Company Intellectual Property to any other Person.

(c)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries (i) exclusively own all right, title and interest in and to all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries and (ii) hold a valid and enforceable license or sublicense to use all Intellectual Property licensed or sublicensed or purported to be licensed or sublicensed by the Company or any of its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own, or hold a valid and enforceable written license or other right to use, all Intellectual Property used in or held for use in the conduct of the Company’s business as currently conducted, and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights or require the payment of any additional fees or amounts.

(d)The conduct of the business of the Company and its Subsidiaries, as currently conducted and as conducted in the past five years, does not (and did not) infringe, violate or constitute a misappropriation of any Intellectual Property of any third party, except for such infringements, violations and misappropriations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no claims with respect to the Company Intellectual Property pending as of the date of this Agreement and, between January 1, 2017 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral, claim or notice from any Person (i) alleging any such infringement, violation or misappropriation or (ii) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability of any Company Intellectual Property, except, in each case in clauses (i) and (ii), for any such infringement, violation, misappropriation or challenge that, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole.

(e)The Company and its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other Company Intellectual Property of a nature that the Company intends or is required under applicable Law to keep confidential, including all source code for Proprietary Software. All Personnel who are or were involved in the creation or development of any Company Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries have signed a valid, enforceable agreement containing an assignment of the applicable Intellectual Property to the Company or a Subsidiary of the Company and reasonable confidentiality provisions protecting such Company Intellectual Property which has not been breached by any such Person in any material respect. No such Person has retained any ownership rights with respect to such created or developed Company Intellectual Property, including any ownership or other right, license, claim or interest whatsoever in or with respect thereto.  To the Company’s Knowledge, the Company and its Subsidiaries are not making unauthorized use of any confidential information or trade secrets of any Person, including without limitation any former employer of any past or present employee of the Company or a Subsidiary.

(f)To the Company’s Knowledge, no third party is infringing, violating or misappropriating any material Company Intellectual Property (and no third party has done so in the past five years), including any material trade secrets, confidential Intellectual Property or Proprietary Software.

(g)The Company and its Subsidiaries own, or have sufficient license to use, all material computer software or other information technology tools, including source code, operating systems, APIs, data, databases, files, documentation and other materials related thereto, that is used in or necessary for the conduct of the Company’s and its Subsidiaries’ business as currently conducted (“Computer Software”), and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights or require the payment of any additional material fees or amounts. The Company and its Subsidiaries are in compliance in all material respects with all provisions of any license or other agreement pursuant to which the Company or any of its Subsidiaries has the right to use any Computer Software. Section 2.10(h) of the Company Disclosure Schedule sets forth a list of all material Computer Software (excluding Off-the-Shelf Software with license or user fees less than $50,000), including any material Proprietary Software, and identifies any such Computer Software that is owned by the Company or its Subsidiaries rather than licensed from a third party.  No portion of any Computer Software used in or with Proprietary Software is subject to a license under any version of the GNU/General Public License (GPL) or other open source software license that requires public disclosure of the source code of any Proprietary Software or that places restrictions or obligations on the reuse, redistribution, licensing or disclosure of Proprietary Software used with or incorporating such Computer Software.  The Company and its Subsidiaries have not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any material Proprietary Software (except to service providers in a manner solely for the benefit of Company and subject to appropriate nondisclosure obligations and use restrictions).  The Company and its Subsidiaries have not disclosed or made available the source code for any part of the Proprietary Software to any Person, including through any escrow arrangement.  The Company has made available to the Parent true and complete copies of all Company Material Contracts under which the Company or any of its Subsidiaries has the right to use Computer Software (other than Off-the-Shelf Software).

(h)The Company and its Subsidiaries have taken reasonable efforts to protect the confidentiality, integrity and security of their respective software, databases, networks, internet sites and other Company Systems and all Protected Information and other information stored or contained therein or transmitted thereby from any unauthorized use, access, acquisition, interruption or modification by third parties (“Unauthorized Use”), and comply in all material respects with their own policies, industry standard practices and any Laws with regard to such Company Systems and the transmission and storage of such information.  The Company and its Subsidiaries have not experienced in the past five years any Unauthorized Use of such information or any Company Systems, or any infection of Company Systems by viruses or other harmful code, which caused a material disruption of the business of the Company or its Subsidiaries or required notification to any Person under applicable Laws.

(i)In the last five years, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any Company Systems that have caused or could reasonably be expected to result in any substantial disruption of or interruption in or to the use of Company Systems and/or the conduct of the business of the Company or its Subsidiaries.  The Company has implemented, and made access available to the Parent to, commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities consistent with industry best practices.  The Company and its Subsidiaries act in compliance in all material respects with such plans and procedures and have taken reasonable efforts to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

2.11Contracts; Government Contracts.

(a)Section 2.11 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of, and the Company has made available to the Parent a true, correct and complete copy of, each Company Material Contract (as amended prior to the date of this Agreement) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or by which any of them or any of their respective properties, rights or assets are bound.

(b)Each Company Material Contract is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)Since January 1, 2017, neither the Company nor any of its Subsidiaries has entered into any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Reports.

(d)With respect to each Government Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties, rights or assets are bound, the Company and any applicable Subsidiaries have complied with the terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly therein, by reference or by operation of any laws or regulations, except for any failure to comply that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)Neither the Company nor any of the Company’s Subsidiaries is a party to any commitment or agreement obligating the Company to file a registration statement under the Securities Act, which filing has not yet been made.

2.12Litigation.  There is no Action pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.  There are no judgments, orders or decrees outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.

2.13Environmental Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries is, and in the five-year period prior to the date hereof, has been, in compliance with all Environmental Laws; (ii) the Company and its Subsidiaries have, and since January 1, 2017, have had, all Permits, licenses and other authorizations required under any Environmental Law, (iii) the Company and its Subsidiaries are, and since January 1, 2017, have been, in compliance with such Permits, licenses and other authorizations; (iv) there is no Action relating to any Environmental Laws that is pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or relating to any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has in the five-year period prior to the date hereof, received any notice of or entered into or assumed (by contract or operation of law or otherwise), any claim, obligation, liability, order, settlement, judgment, injunction or decree relating to any violation or alleged or suspected violation of any Environmental Laws or release or alleged or suspected release of Hazardous Substances; (vi) there has been no release of Hazardous Substances or violation of Environmental Laws at, on, under or from any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries; (vii) there are no underground storage tanks, septic tanks, sumps, pits, ponds, impoundments, lagoons, landfills, waste piles, or disposal areas, or the presence of any Hazardous Substances  in violation of Environmental Laws or requiring notification, investigation or any other type of response under Environmental Laws at any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries; and (viii) neither the Company nor its Subsidiaries are currently conducting or required by any Environmental Law to conduct any investigation or remediation of any Hazardous Substances.

2.14Employee Benefit Plans.

(a)Section 0 of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all material Company Employee Plans.

(b)With respect to each Company Employee Plan in effect on the date of this Agreement, the Company has made available to the Parent a complete and accurate copy of (i) such Company Employee Plan, including amendments thereto, (ii) the most recent annual report (Form 5500) filed with the IRS, if any, (iii) each trust agreement, group annuity contract and summary plan description, if any, relating to such Company Employee Plan, (iv) the most recent actuarial report, financial statement or valuation report for such Company Employee Plan, if applicable, (v) a current IRS opinion or favorable determination letter, if applicable, and (vi) all material correspondence to or from any Governmental Entity relating to any audit or investigation of such Company Employee Plan in the six-year period prior to the date hereof.

(c)Each Company Employee Plan is being administered in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and in accordance with its terms, except for failures to so administer such Company Employee Plan as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)With respect to the Company Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued to the extent required by GAAP, except for failures to make such contributions or accruals for contributions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)All the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or are based on prototype or volume submitter documents that have received such letters, and no such determination letter has been revoked and revocation has not been threatened, and no act or omission has occurred that would adversely affect its qualification except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, other than routine claims for benefits, there are no Actions, governmental audits or investigations that are pending or, to the Company’s Knowledge, threatened against or involving any Company Employee Plan or asserting any rights to or claims for benefits under any Company Employee Plan.

(g)None of the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to or is obligated to contribute to (or has during the past six years maintained or contributed to or been obligated to contribute to), or could reasonably be expected to have any liability with respect to, (i) a Company Employee Plan that is (or was) subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (v) a “voluntary employees’ beneficiary association” within the meaning of Section 509(c)(9) of the Code. During the immediately preceding six years, no liability under Section 302 or Title IV of ERISA has been incurred by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full.

(h)Except as set forth in Section 2.14(h) of the Company Disclosure Schedule or as contemplated by Section 1.8 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual independent contractor of the Company or any of the Company’s Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Employee Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of the Company’s Subsidiaries under any Company Employee Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Employee Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or individual independent contractor of the Company or any of the Company’s Subsidiaries; or (v) limit or restrict the right of the Company or any of the Company’s Subsidiaries to merge, amend or terminate any Company Employee Plan in accordance with its terms and applicable Law.

(i)Except as set forth in Section 2.14(i) of the Company Disclosure Schedule, neither the Company nor any of the Company’s Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(j)Except as set forth in Section 2.14(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.

(k)None of the Company Employee Plans promises or provides medical or other welfare benefits to any Person beyond their retirement or other termination of service, except as required by Section 4980B of the Code (and at the sole cost of such Person).

(l)No Company Employee Plan is maintained pursuant to the laws of a country other than the United States or is applicable to employees outside the United States.

2.15Compliance with Laws.

(a)The Company and each of its Subsidiaries is, and in the five-year period prior to the date hereof, has been, in compliance with, and is not in violation of, any applicable statute, law or regulation with respect to the conduct of its business or the ownership or operation of its properties or assets, except for failures to comply or violations that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(b)In the five-year period prior to the date hereof, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or distributors, has in each case (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or offered anything of value to foreign government officials or employees or to foreign political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable money laundering or antiterrorism law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977.

(c)In the five-year period prior to the date hereof, the Company and its Subsidiaries have been in compliance with the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, the laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury and all other applicable export control or asset control laws, including those administered by the U.S. Department of Commerce, the U.S. Department of State, and the U.S. Department of the Treasury.

2.16Permits.

(a)The Company and its Subsidiaries have all Permits from Governmental Entities required to conduct their businesses as now being conducted, except for such Permits, the absence of which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (the “Company Permits”). The Company Permits are in full force and effect, except for any failures to be in full force and effect that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries are in material compliance with the terms of the Company Permits. The Company and its Subsidiaries have timely filed for any required renewal or extension of any Company Permits, and have not received any notice, and do not otherwise have knowledge, that such Company Permits will not be issued or renewed with terms and conditions that are consistent in all material respects with the present operations of the Company and its Subsidiaries.

(b)Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, or similar agreements with or imposed by any Governmental Entity and, to the Company’s Knowledge, no such action is pending as of the date of this Agreement.

2.17Labor Matters.

(a)The Company and its Subsidiaries have complied with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers’ compensation, equal employment opportunity, age and disability discrimination, immigration control and employee classification, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is the subject of any Action asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no material pending or, to the Company’s Knowledge, threatened labor strikes, disputes, walkouts, work stoppages, slow-downs or lockouts involving the Company or any of its Subsidiaries, nor have there, to the Company’s Knowledge, been any such strikes, disputes, walkouts, work stoppages, slow-downs or lockouts within the past five years. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other Contract with any labor organization, union or association. As of the date of this Agreement, there are no labor unions or other organizations representing, or, to the Company’s Knowledge, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, has any such action or attempt occurred within the five years prior to the date of this Agreement. None of the Company, its Subsidiaries, or any of their representatives has committed any material unfair labor practice in connection with the operation of the business of the Company or its Subsidiaries, and there is no material unfair labor practice charge or material complaint against the Company or any of its Subsidiaries pending, or, to the Company’s

Knowledge, threatened, before the National Labor Relations Board or any comparable Governmental Entity.

(b)Except as set forth in Section 2.17(b) of the Company Disclosure Schedule, there has not been during the previous three years, and there is currently no, material charge or complaint against the Company or any of its Subsidiaries or any of their respective officers, directors, managers or employees pending or, to the Company’s Knowledge, threatened, before the United States Department of Labor, the Office of Federal Contract Compliance Programs, any state department of labor, the Equal Employment Opportunity Commission or any comparable federal, state, local or foreign human/civil rights organization or other Governmental Entity, relating to the employment or termination of employment of any employee of the Company or any of its Subsidiaries.

(c)The Company and its Subsidiaries have discharged their respective obligations in all material respects, and have complied in all material respects with all Laws, with respect to hours, classification, employment-related Taxes, immigration, equal employment opportunity, sexual harassment, affirmative action, legal qualification of employment status, plant closings or mass layoffs, occupational safety and health, worker’s compensation, salary, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, vacation pay and all other material benefits for their employees, officers, current or former directors, contractors and other representatives.  In the three-year period prior to the date hereof, there has been no “mass layoff” or “plant closing” as defined by WARN related to the Company and its Subsidiaries, and none of the Company and its Subsidiaries have incurred any material liability under WARN nor have they taken any action that could reasonably be expected to result in any material liability under WARN as a result of the transactions contemplated by this Agreement. No employee layoff, facility closure or shutdown reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Company or any of its Subsidiaries is currently contemplated, planned or announced, as a result of COVID-19 or any COVID-19 Measures. The Company and its Subsidiaries have not otherwise experienced any material employment-related liability with respect to COVID-19.

(d)To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries with a base annual salary of $75,000 or more intends to terminate employment with the Company or any of its Subsidiaries prior to or within one year following the Closing or has taken any action within the six-month period prior to the date hereof which was calculated to dissuade any employees, officers, current or former directors, contractors, representatives or agents of the Company or any of its Subsidiaries from continuing their employment following the Closing.

(e)All independent contractors that are working for or have worked for the Company or its Subsidiaries, in the five-year period prior to the date hereof, have been properly classified as independent contractors in compliance with all applicable Laws, other than as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

2.18Title, Sufficiency and Condition of Assets.

(a)The Company and its Subsidiaries have good, valid and insurable title to, or a valid leasehold interest in, all material tangible and intangible assets of the Company and its Subsidiaries, including all material assets reflected on the Company Balance Sheet, free and clear of all Liens (other than Permitted Liens).

(b)The assets of the Company and its Subsidiaries as of the date hereof represent all of the material assets necessary to conduct the business of the Company and its Subsidiaries as presently conducted and as substantially conducted during the last 12 months and represent all of the material assets used or intended for use in the conduct of the business of the Company and its Subsidiaries.

2.19Opinion of Financial Advisor.  The financial advisor of the Company, Craig-Hallum Capital Group LLC, has delivered to the Company Board an opinion to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, limitations, factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger as provided in this Agreement is fair, from a financial point of view, to such holders. An executed copy of the aforementioned opinion has been made available to the Parent, it being understood that such opinion is being provided solely for informational purposes and may not be relied upon by Parent or Merger Sub or their respective Affiliates.

2.20Takeover Laws.  Assuming the accuracy of the representations and warranties of the Parent and Merger Sub in Section 0, the Company Board has taken all actions necessary so that the requirements and restrictions contained in Section 203 of the DGCL shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

2.21Brokers. Except as set forth on Section 2.21 of the Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.  The Company previously has made available to the Parent a true and correct copy of each of the engagement letters set forth on Section 2.21 of the Company Disclosure Schedule, including in each case all amendments and modifications thereto, and the fees set forth therein are the only fees payable to the advisors that are parties to the engagement letters set forth on Section 2.21 of the Company Disclosure Schedule.

2.22Insurance. Section 2.22 of the Company Disclosure Schedule sets forth a list (including policy number, nature of coverage, policy period, limits, deductibles and premiums) of (a) all material insurance policies and self-insurance plans insuring the properties, assets, Personnel or operations of the Company and its Subsidiaries (collectively, the “Policies”) and (b) all currently pending claims and a loss run for the last three years under any Policy. A true, correct and complete copy of each Policy has been made available to the Parent.  Each of the Policies is in full force and effect in all material respects.  Neither the Company nor any of its

Subsidiaries is in default in any material respect, whether as to payment of premiums or otherwise, under any provisions of such Policies, and since January 1, 2017, no policy limits of insurance policies have been exhausted or eroded or reduced and policies providing substantially similar insurance coverage have been in effect continuously.  Neither the Company nor any of its Subsidiaries has failed to give any notice or present any material claims under any applicable insurance policy in a timely fashion.  The Company and its Subsidiaries, and their respective assets and properties, are insured in amounts no less than as required by applicable Law and any material contract or agreement to which the Company or any of its Subsidiaries is a party.  The material assets of the Company and its Subsidiaries are insured to full replacement cost value.  There are no material Actions by the Company or any of its Subsidiaries under any Policy as to which the Company or any of its Subsidiaries has received notice indicating that coverage has been denied, questioned or disputed by the underwriter(s) of any Policy, and neither the Company nor any of its Subsidiaries has received written, or, to the Company’s Knowledge, oral, notice from or on behalf of any insurance carrier issuing any Policy (a) that there shall hereafter be a termination or cancellation or non-renewal of any Policy or (b) any material cost increase on any Policy.  Neither the Company nor any of its Subsidiaries has any open claims with any insolvent carriers.

2.23Vendors. Listed in Section 2.23 of the Company Disclosure Schedule are the names of (a) the 15 most significant vendors (by dollar volume of purchases) of the Company and its Subsidiaries, taken as a whole, for the 12-month period ended December 31, 2021, and (b) each vendor to whom the Company or any of its Subsidiaries paid more than $50,000 in the aggregate for the 12-month period ended December 31, 2021 and whose services are required by the Company or any of its Subsidiaries to perform services for their respective customers (each of the vendors described in clauses (a) and (b), a “Significant Vendor”), and the approximate dollar amount paid to such vendor during such period. Except as set forth in Section 2.23 of the Company Disclosure Schedule, from January 1, 2021, through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, any other notice from a Significant Vendor that such Significant Vendor has ceased, or will cease, to supply or make available all or substantially all of the products, equipment, goods or services currently supplied to the Company or its Subsidiaries by such Significant Vendor following the date hereof.

2.24Customers. Listed in Section 2.24 of the Company Disclosure Schedule are the names of the 25 most significant customers (by dollar volume of sales) of the Company and its Subsidiaries, taken as a whole (each, a “Significant Customer”) for the 12-month period ended December 31, 2021, and the approximate dollar amount of sales to each such customer during such period. Except as set forth in Section 2.24 of the Company Disclosure Schedule, from January 1, 2021, through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, any other notice from a Significant Customer that such Significant Customer has terminated, not renewed, or reduced materially, or to the Company’s Knowledge has threatened to terminate, not renew or reduce materially, its business with the Company or any of its Subsidiaries.

2.25Information Privacy and Security Laws.

(a)The Company and its Subsidiaries maintain privacy and security policies (“Privacy Policies”) in accordance with applicable Law that describe their collection, use, storage, retention, disclosure, transfer, disposal or other processing of sensitive data, including any Personal Information, personally identifiable information, individually identifiable health information, protected health information, payment card information, Social Security Numbers and other information protected by applicable Law (collectively, “Protected Information”).  The Company and its Subsidiaries comply, and for the five years prior to the Closing Date have complied, in all material respects with applicable Privacy Policies, use restrictions, agreements, Information Privacy and Security Laws, and other Laws pertaining to Protected Information in all material respects.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby (including any transfer of Protected Information in connection with such transaction), will not impair in any material respect any right in, or cause the Company or any of its Subsidiaries to be in violation or default in any material respect under any policy, agreement or Law (including any Privacy Policies or Information Privacy and Security Laws) applicable to, any private, personal or proprietary information (including Protected Information) acquired by the Company or any of its Subsidiaries or used by the Company or any of its Subsidiaries in the conduct of their business in substantially the manner and to the extent presently conducted or contemplated. Section 2.25(a) of the Company Disclosure Schedule identifies any Contracts under which Protected Information of the Company or its Subsidiaries is hosted or processed on the systems or networks of third parties, including cloud computing arrangements.  All processing, storing and transmitting of payment card data by or for the Company and its Subsidiaries is compliant in all material respects with the Payment Card Industry Data Security Standard. None of the Company or its Subsidiaries or their respective Affiliates or any of their respective employees, officers, directors or managers, has used or disclosed Protected Information in the past five years so as to trigger a notification or reporting requirement under applicable Law.

(b)Except as set forth in Section 2.25(b) of the Company Disclosure Schedule: neither the Company nor any of its Subsidiaries has experienced in the last five years any (i) unauthorized access to, disclosure of, or other misuse of any Protected Information collected or possessed by or otherwise subject to the possession or control of the Company or its Subsidiaries, or (ii) breach or security incident (as those terms are defined by HIPAA) with respect to any Personal Information that the Company or any of its Subsidiaries is obligated to protect under Information Privacy and Security Laws or for which a Business Associate (as defined in HIPAA) has an obligation to the Company or any of its Subsidiaries to protect.  Neither the Company nor any of its Subsidiaries, nor any Person acting on any of their behalf or direction, has: (A) paid any perpetrator of any data breach incident or cyber-attack or (B) paid any third Person with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person.

(c)Except as set forth in Section 2.25(c) of the Company Disclosure Schedule: neither the Company nor any of its Subsidiaries have received any written or, to the Company’s Knowledge, oral, complaint from any Person or Governmental Entity regarding the Company or any of its Subsidiaries or any of their respective Personnel’s uses or disclosures of, or security practices or security incidents regarding, Personal Information.

(d)The Company and its Subsidiaries have trained their respective Personnel on compliance with Information Privacy and Security Laws and has implemented written policies to comply with Information Privacy and Security Laws.  The Company and its Subsidiaries have implemented commercially reasonable physical, technical, organizational and administrative security safeguards, consistent with industry best practices, to protect the security, confidentiality and integrity of all Protected Information collected by or on behalf of the Company or such Subsidiaries from and against unauthorized access, use, misuse, modification, and/or disclosure.  The Company and its Subsidiaries have conducted or undergone commercially reasonable privacy and data security audits (including independent third-party audits) at reasonable and appropriate intervals consistent with industry best practices and have resolved any privacy or data security issues identified in such audits.

(e)When acting as a Business Associate of a Covered Entity or as a Subcontractor of a Business Associate (such terms as defined by HIPAA), the Company and its Subsidiaries have in effect agreements with each such Covered Entity and Business Associate that satisfy in all material respects all of the requirements of HIPAA (“BA Agreements”).  The Company and its Subsidiaries have in effect with each entity acting as a Business Associate or Subcontractor (as defined in HIPAA) of the Company or its Subsidiaries, as applicable, an agreement that satisfies in all material respects all of the requirements of HIPAA (“Vendor BA Agreements”).  The Company and its Subsidiaries are, and have for the five years prior to the Closing Date been, in material compliance with (i) all contracts, agreements and understandings in effect between the Company or such Subsidiaries and their respective customers, including BA Agreements, that apply to or restrict the use, disclosure or security of Personal Information; and (ii) all contracts, agreements and understandings between the Company or its Subsidiaries, on the one hand, and vendors or other business partners, on the other hand, that apply to or restrict the use, disclosure or security of Personal Information, including Vendor BA Agreements (such contracts or other arrangements referenced in clauses (i) and (ii) collectively referred to as “Privacy Agreements”).  The Company and its Subsidiaries have the right pursuant to the Privacy Agreements and their respective policies to use and disclose Protected Information for the purpose such information is and has been used and disclosed.

(f)Neither the Company nor any of its Subsidiaries is subject to any pending or, to the Company’s Knowledge, threatened Action and, to the Company’s Knowledge, no Action is likely to be asserted or threatened against the Company or any of its Subsidiaries by any Person, including any Governmental Entity, alleging (i) a material violation of policies, Privacy Policies or Privacy Agreements, (ii) a material violation of any Person’s privacy, personal or confidentiality rights under Law, or (iii) the failure in any material respect of the Company or any of its Subsidiaries with respect to any security audit.

(g)Except as set forth in Section 2.25(g) of the Company Disclosure Schedule: with respect to the collection, storage, use and sharing of data from third party sources (including open source data), the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws, licenses, and terms of service or use, and have not received any written, or to the Company’s Knowledge, oral, notice of any material claims, investigations, or alleged material violations of Laws, licenses, or terms of service or use.

(h)The Company and its Subsidiaries have contractually obligated all third-party service providers, hosts, or other processors (collectively, “Providers”) of Protected Information of the Company or its Subsidiaries (including that collected via their products and services) to (i) comply in all material respects with applicable Information Privacy and Security Laws and applicable Privacy Policies with respect to such Protected Information, and (ii) take commercially reasonable steps, consistent with Company’s best practices and applicable Information Privacy and Security Laws, to protect and secure Protected Information from unauthorized disclosure or use other than for the purposes specified in the agreement with Company or its Subsidiaries. Company and its Subsidiaries have taken commercially reasonable measures, consistent with industry best practices, to ensure that all such third-party Providers have complied in all material respects with their contractual obligations.

2.26Exclusivity of Representations and Warranties.

(a)No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and the representations and warranties of the Investor under the Equity Commitment Letter:

(i)none of the Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Parent, Merger Sub, their respective Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)no Person has been authorized by the Parent, Merger Sub or any of their respective Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to the Parent, Merger Sub and their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company, its Subsidiaries, or any of their respective Affiliates or Representatives as having been authorized by the Parent, Merger Sub and their respective Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person); and

(iii)the representations and warranties made by the Parent and Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company, its Subsidiaries, or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and the representations and warranties of the Investor under the Equity Commitment Letter, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)any representation or warranty, express or implied;

(ii)any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, its Subsidiaries, or any of their respective Affiliates or Representatives; or

(iii)the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub, jointly and severally, represent and warrant to the Company that the statements contained in this Article III are true and correct.

3.1Organization, Standing and Power.

(a)The Parent is a limited liability company validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign limited liability company in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so existing, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Parent Material Adverse Effect.  The Parent has delivered or made available to the Company complete and correct copies of the certificate of formation of the Parent as amended through the date of this Agreement.

(b)Merger Sub is a corporation validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so existing, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Parent Material Adverse Effect.  The Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws, or similar organizational documents as amended through the date of this Agreement, of Merger Sub.

3.2Authority; No Conflict; Required Filings and Consents.

(a)Each of the Parent and Merger Sub has all requisite entity power and authority to enter into this Agreement and, subject to the approval of this Agreement by the Parent as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby.  The execution and delivery of, and the consummation of the transactions contemplated by, this Agreement by the Parent and Merger Sub have been duly authorized by all necessary entity action on the part of each of the Parent and Merger Sub, subject to the approval of this Agreement by the Parent as the sole stockholder of Merger Sub.  This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each of the Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)The execution and delivery of this Agreement by each of the Parent and Merger Sub do not, and the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement shall not (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, certificate of formation, bylaws, operating agreement or other organizational documents of the Parent or Merger Sub, (ii) conflict with, or result in any violation or breach of, or constitute a default, with or without notice or the lapse of time, or both (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit), under, or require a consent or waiver under, or result (or, with or without notice or the lapse of time, or both, would result) in the creation of any Lien on any asset, property or right of the Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i), (ii), (iii) and (iv) of Section 0, conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or Merger Sub or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 0 for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of common stock of the Parent are listed for trading is required by or with respect to the Parent or Merger Sub in connection with the execution and delivery of this Agreement by the Parent or Merger Sub or the consummation by the Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (ii) required filing of the Proxy Statement under the Exchange Act, (iii) the filing of such reports, schedules or materials under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, and (v) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

(d)No vote of the holders of any class or series of the Parent’s membership interests or other securities is necessary for the consummation by the Parent of the transactions contemplated by this Agreement.

3.3Information Provided.  The information to be supplied by or on behalf of the Parent or Merger Sub for inclusion in the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of the Company and at the time of the effectiveness of the Company Stockholder Approval, in each case shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading.

3.4Equity Financing.  Parent has delivered to the Company a true and complete copy, including all exhibits and schedules thereto, of the executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from Altaris Health Partners III, L.P., a Delaware limited partnership (the “Investor”), pursuant to which the Investor has agreed to make an equity investment in the Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Financing”), for purposes of financing the Merger, the other transactions contemplated by this Agreement, and the related fees and expenses to be incurred by Parent and Merger Sub in connection therewith.  As of the date of this Agreement, the Equity Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, none of the obligations and commitments contained in such letter have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Assuming the satisfaction of the conditions set forth in Article VI, and assuming the Financing is funded in accordance with the Equity Commitment Letter, the net proceeds contemplated by the Equity Commitment Letter, together with the available unrestricted cash of the Company and its Subsidiaries, will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by, or required in connection with the transactions described in, this Agreement) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby (including all amounts payable in respect of Company Stock Options and Company RSUs under this Agreement) and to pay all related fees and expenses of the Parent, Merger Sub and the Company.  The Equity Commitment Letter is (x) a legal, valid and binding obligation of the Parent and each of the other parties thereto, (y) enforceable in accordance with its terms against the Parent and each of the other parties thereto, in each case except as such enforceability may be limited by the Bankruptcy and Equity Exception, and (z) in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under the Equity Commitment Letter on the part of the Parent or, to the knowledge of the Parent, any other parties to the Equity Commitment Letter.  As of the date of this Agreement, the Parent does not have any reason to believe that it or any of the other parties to the Equity Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it, that the conditions thereof will not otherwise be satisfied or that the full amount of the Financing will not be available on the Closing Date.  The only conditions precedent or other contingencies related to the obligations of the Investor to fund the full amount of the Financing are those expressly set forth in the Equity Commitment Letter.

3.5Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has engaged in no other business activities other than in connection with the transactions contemplated hereby.

3.6Ownership of Company Common Stock.  Other than by reason of this Agreement or the transactions contemplated hereby, neither the Parent nor Merger Sub is an “interested stockholder” (as defined in Section 203(c)(5) of the DGCL) of the Company or any of its Subsidiaries.

3.7Litigation.  As of the date of this Agreement, there is no Action pending and of which the Parent has been notified or, to the Parent’s knowledge, threatened against the Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.  As of the date of this Agreement, there are no judgments, orders or decrees outstanding against the Parent that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

3.8Other Agreements or Understandings.  The Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, the Parent has furnished to the Company correct and complete copies thereof) between or among the Parent, Merger Sub, or any Affiliate of the Parent, on the one hand, and any member of the board of directors or management of the Company or any of its Subsidiaries.

3.9Brokers.  Prior to the Effective Time, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Parent or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries would have any obligations or liabilities.

3.10Exclusivity of Representations and Warranties.

(a)No Other Representations and Warranties. Each of the Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II:

(i)neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)no Person has been authorized by the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to the Company and its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company and its Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person); and

(iii)the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Parent and Merger Sub hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)No Reliance. Each of the Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)any representation or warranty, express or implied;

(ii)any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

CONDUCT OF BUSINESS

4.1Covenants of the Company.  Except (i) as otherwise expressly contemplated or required by this Agreement, (ii) as required by applicable Law or by any Company Material Contract in effect on the date hereof and made available to the Parent, (iii) as set forth in Section 4.1 of the Company Disclosure Schedule, or (iv) with the Parent’s prior written consent, during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business, to preserve intact its business organization and to preserve satisfactory business relationships with material customers, vendors, licensors, licensees, lessors and others having material business dealings with the Company. Without limiting the generality of the foregoing, except as otherwise expressly contemplated or required by this Agreement, as required by applicable Law, as set forth in Section 4.1 of the Company Disclosure Schedule, or with the Parent’s prior written consent, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

(a)(i) declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the

Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) from holders of Company Stock Options (which are outstanding as of the date of this Agreement) in full or partial payment of the exercise price and in accordance with the terms thereof as they exist on the date of this Agreement, (B) from holders of Company Stock Options or Company RSUs (in each case which are outstanding as of the date of this Agreement) in full or partial payment of any applicable Taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof as they exist on the date of this Agreement or (C) from former employees, directors and consultants as required by agreements existing as of the date of this Agreement providing for the repurchase of shares at their original issuance price or forfeiture of shares for no consideration in accordance with the terms thereof as they exist on the date of this Agreement, in each case, under this clause (C) in connection with any termination of services to the Company or any of its Subsidiaries;

(b)issue, deliver, sell, grant, pledge or otherwise dispose of or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of shares of Company Common Stock (i) upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with the terms thereof as they exist on the date of this Agreement, or (ii) upon settlement of Company RSUs outstanding on the date of this Agreement in accordance with the terms thereof as they exist on the date of this Agreement;

(c)amend the Company’s or any of its Subsidiaries’ certificate of incorporation, bylaws or other comparable charter or organizational documents;

(d)acquire, or cause any acquisition of, any assets, rights or properties, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or make any capital expenditures or other expenditures with respect to property, plant or equipment, in any such case in respect of any of the foregoing, except for purchases of assets in an aggregate amount not to exceed $20,000;

(e)sell, lease, license (or sublicense), pledge, mortgage or otherwise dispose of or subject to any Lien any properties, rights or assets of the Company or of any of its Subsidiaries other than sales of inventory and dispositions of obsolete equipment, in each case in the Ordinary Course of Business, and sales of other assets in an aggregate amount not to exceed $10,000;

(f)(i) adopt any stockholder rights plan, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization or (iii) merge or consolidate with any Person;

(g)(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person (it being understood and agreed that the Company may, without the prior written consent of Parent, incur indebtedness in an aggregate amount up to $750,000 in order to meet operating, payroll, or other legitimate business needs during the Pre-Closing Period, provided that (A) the Company provides the Parent with at least five Business Days’ advance written notice of the need to incur such indebtedness and the proposed terms thereof, (B) the terms of such indebtedness must permit the Company to pre-pay at any time (or with not more than 30 days’ prior notice) all such indebtedness, and any pre-payment penalties associated therewith must not exceed an aggregate amount equal to $30,000, and (C) prior to entering into any such debt arrangement with any Third Person, the Company shall consider in good faith any proposal by the Parent to provide such indebtedness to the Company on terms mutually satisfactory to the Company and the Parent), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in exchange rates;

(h)make any material changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(i)except as required by applicable Law or in order to comply with any Company Employee Plan in existence on the date hereof, (i) adopt, enter into, terminate or amend in a manner adverse to the Company or any of its Subsidiaries any employment, consulting, severance, retention, change in control, termination or similar agreement or arrangement with any of its directors, officers, employees or individual independent contractors, except (to the extent done in the Ordinary Course of Business) (A) entry into at-will offer letters with newly hired employees, which letters do not provide for any severance or change in control benefits (other than participation in the Company’s severance practices set forth in Section 4.1(i)(i) of the Company Disclosure Schedule as in effect on the date hereof (the “Company Severance Practices”) or (B) entry into customary separation agreements providing for a release by the applicable former employee and (if applicable) severance benefits consistent with the Company Severance Practices, (ii) hire any new employees or individual independent contractors, except (to the extent hired in the Ordinary Course Of Business) (A) non-executive employees, (B) individual independent contractors, and (C) employees with individual salaries or wages of less than $175,000 per year, (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Employee Plan, except for amendments to Company Employee Plans that are welfare plans in the Ordinary Course of Business that do not (and will not after the Closing) increase in any material respect the cost to the Company or any of its Subsidiaries of maintaining such Company Employee Plans and that apply to substantially all Company Employees, (iv) increase the compensation, benefits, severance or termination pay of (or accelerate payment or vesting of), or pay or award any bonus or other incentive compensation to, any director, officer, employee or individual independent contractor (except for

(A) payment of bonuses consistent with arrangements existing as of the date hereof disclosed in Section 4.1(i)(ii) of the Company Disclosure Schedule, (B) customary salary increases in amounts in the Ordinary Course of Business in connection with promotions made in the Ordinary Course of Business of employees with individual salaries or wages of less than $175,000 per year, (C) bonus opportunities in amounts in the Ordinary Course of Business that are granted in the Ordinary Course of Business, in each case, to new hires permitted under clause (ii) above (excluding any change of control or similar transaction related bonuses), and (D) in the case of individual independent contractors, for rate increases in the Ordinary Course of Business), (v) grant any stock options, restricted stock units, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or (vi) terminate the employment of any employee or individual independent contractor whose total annual compensation exceeds $175,000, other than for cause;

(j)(i) enter into any Contract that, if in effect on the date hereof, would have been a Company Material Contract (other than customer Contracts that provide for payment obligations to the Company or its Subsidiaries in the Ordinary Course of Business), (ii) terminate any Company Material Contract, except as a result of a material breach or a material default by the counterparty thereto or as a result of the expiration of such Company Material Contract in accordance with its terms as in effect on the date of this Agreement, (iii) amend or modify in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, any Company Material Contract or (iv) waive any material term of, or waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries under, or any material liability or obligation owing to the Company or any of its Subsidiaries under, any Company Material Contract;

(k)knowingly relinquish, abandon or permit to lapse any of its rights in any material registered Intellectual Property;

(l)except as permitted by and in accordance with Section 5.12, settle any Action, other than the settlement of any Action (but not a criminal Action) (i) for an amount not in excess of the amount reserved with respect to such matter in the Company Balance Sheet included in the Company SEC Reports filed prior to the date hereof or (ii) that requires payments by the Company (net of insurance proceeds received) in an amount not to exceed, individually or in the aggregate, $25,000, and in each case that does not involve any admission of wrongdoing or injunctive or other equitable relief;

(m)make, revoke or change any material Tax election, adopt or change any accounting method for Tax purposes that has a material effect on Taxes, extend the statute of limitations (or file any extension request) relating to material Taxes with any Governmental Entity, amend any material Tax Return, or settle or compromise any material Tax liability;

(n)fail to maintain in full force and effect in all material respects each insurance policy set forth in Section 2.22 of the Company Disclosure Schedule, or fail to report any material claims or potential material claims to its insurance carriers in accordance with the terms of such policies; or

(o)authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

4.2Conduct of Business by the Parent and Merger Sub Pending the Merger.  Except as otherwise expressly contemplated or permitted by this Agreement or as required by applicable Law, during the Pre-Closing Period, (a) neither the Parent nor Merger Sub shall, directly or indirectly, without the prior consent of the Company (not to be unreasonably withheld, conditioned or delayed), take or cause to be taken any action that would be reasonably expected to materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement and (b) Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1No Solicitation.

(a)Go-Shop Period.  Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on the 30th day after the date hereof (the “Initial No-Shop Period Start Date”), or continuing until 11:59 p.m. Eastern time on the 35th day after the date hereof with respect to an Excluded Party (the “Excluded Party No-Shop Period Start Date”, and, together with the Initial No-Shop Period Start Date, the “No-Shop Period Start Date”), the Company and its Affiliates and their respective Representatives shall have the right to:  (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, could constitute or could reasonably be expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, furnish to any Third Person (and its Representatives subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such Third Person) any non-public information relating to the Company, its Subsidiaries or any of its Affiliates or afford to any such Third Person (and such Representatives) access to the business, properties, assets, books, records or other non-public information, or to any Personnel, of the Company and its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, an Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal, provided, however, that (A) the Company will promptly (and in any event within 24 hours) provide to the Parent, or provide the Parent access to, any such non-public information concerning the Company and its Subsidiaries that is provided to any such Third Person or its Representatives that was not previously provided to the Parent or its Representatives and (B) each of the Company, its Subsidiaries and its Affiliates shall not provide (and shall not permit any of their respective Representatives to provide) any competitively sensitive non-public information to any Third Person who is or whose Affiliates are currently a competitor of the Company, its Subsidiaries or any of its Affiliates in connection with the actions permitted by this Section 5.1(a), except in accordance with customary “clean room” or other similar procedures; and (iii) participate or engage in discussions or negotiations with any Third

Person (and its Representatives) with respect to any proposal or inquiry that constitutes, could constitute or could reasonably be expected to lead to, an Acquisition Proposal, and cooperate with, assist or participate in, or facilitate in any way, such proposals or inquiries or any effort or attempt to make any proposal or inquiry that constitutes, could constitute or could reasonably be expected to lead to, an Acquisition Proposal, including by granting any waiver, amendment or release under any “standstill provision” or similar obligation of any Third Person with respect to the Company and its Subsidiaries to allow such Third Person to submit or amend an Acquisition Proposal to the Company Board (or any committee thereof).

(b)No Solicitation or Negotiation.  Subject to the terms of this Section 5.1, from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and will instruct and cause each of its other Representatives to, cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that would be prohibited by this Section 5.1(b), request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Third Person (and such Third Person’s Representatives) with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the six-month period immediately preceding the No-Shop Period Start Date and will (A) cease providing any further information with respect to the Company and its Subsidiaries or any Acquisition Proposal to any such Third Person or its Representatives; and (B) terminate all access granted to any such Third Person and its Representatives to any physical or electronic data room (or any other diligence access). Subject to the terms of Section 5.1(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries will not instruct, authorize or knowingly permit any of their officers and directors or any of their other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Third Person (other than to the Parent, Merger Sub or any designees of the Parent or Merger Sub, or any of their respective Representatives) any non-public information relating to the Company, its Subsidiaries or Affiliates or afford to any Third Person access to the business, properties, assets, books, records or other non-public information, or to any Personnel, of the Company, its Subsidiaries or Affiliates (other than to the Parent, Merger Sub or any designees of the Parent or Merger Sub, or any of their respective Representatives), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any Third Person with respect to an Acquisition Proposal (other than informing such Third Persons of the provisions contained in this Section 5.1); (iv) approve, endorse or recommend any proposal that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), an

“Alternative Acquisition Agreement”).  From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) (unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law).

(c)Superior Proposals.  Notwithstanding anything to the contrary set forth in this Section 5.1, from the No-Shop Period Start Date until the Company’s receipt of the Company Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly, through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company, its Subsidiaries or Affiliates to, or afford access to the business, properties, assets, books, records or other non-public information, or to any Personnel, of the Company, its Subsidiaries or Affiliates pursuant to an Acceptable Confidentiality Agreement to any Third Person or its Representatives that has made or delivered to the Company a bona fide Acquisition Proposal after the No-Shop Period Start Date, and otherwise facilitate such Acquisition Proposal or assist such Third Person (and its Representatives) with such Acquisition Proposal (in each case, if requested by such Third Person), in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.1(b); provided, however, that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.1(c) would be inconsistent with its fiduciary duties pursuant to applicable Law; and provided further that the Company will promptly (and in any event within 24 hours) make available to the Parent and its Representatives any non-public information concerning the Company, its Subsidiaries or Affiliates that is provided to any such Third Person or its Representatives that was not previously made available to the Parent prior to or substantially concurrently (but in no event later than 24 hours after) the time it is provided to such Third Person.

(d)No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided in Section 5.1(e), at no time after the date hereof (or, in the case of clause (i)(C) immediately below, after the No-Shop Period Start Date) may the Company Board (or a committee thereof):

(i)(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, in each case, in a manner adverse to the Parent in any material respect (it being understood that it shall be considered a modification adverse to the Parent that is material if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the stockholders of the Company within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within ten Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation); (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after the Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer; or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) a “stop, look and listen” communication by the Company Board (or a committee thereof) to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), (2) the factually accurate public disclosure by the Company of the receipt of an Acquisition Proposal, (3) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal, or (4) the delivery by the Company to the Parent of any notice contemplated by Section 5.1(e) will constitute a Company Board Recommendation Change; or

(ii)cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)Company Board Recommendation Change; Entry into Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval:

(i)the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any positive material event or development or material change in circumstances that in any such case is material to the Company and its Subsidiaries taken as a whole that was (A) not known to, or reasonably foreseeable by, the Company Board on the date hereof and that becomes known to the Company Board prior to the receipt of the Company Stockholder Approval; and (B) does not relate to (x) any Acquisition Proposal or any matter relating thereto or consequence thereof, or (y) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (y) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(a)the Company has provided prior written notice to the Parent at least five Business Days in advance (the “Event Notice Period”), to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to this Section 5.1(e)(i), which notice will specify the basis for such Company Board Recommendation Change, including a description of the Intervening Event in reasonable detail;

(b)prior to effecting such Company Board Recommendation Change, during the Event Notice Period, (A) the Company and its Representatives must have negotiated with the Parent and its Representatives and/or the Investor in good faith (to the extent that the Parent desires to so negotiate) to allow the Parent and/or the Investor to offer such adjustments to the terms and conditions of this Agreement and/or the Equity Commitment Letter to obviate the need to effect a Company Board Recommendation Change in response to such Intervening Event; and (B) the Company Board shall have taken into account any adjustments to the terms and conditions of this Agreement and/or the Equity Commitment Letter proposed by the Parent and/or the Investor and other information provided by the Parent and/or the Investor in respect to the notice described in clause (a) of this Section 5.1(e)(i), in each case, that are offered in writing by the Parent and/or the Investor by no later than 11:59 p.m., Eastern time, on the last day of the Event Notice Period; and

(c)following the Event Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account the Parent’s and/or the Investor’s proposed revisions (if any) to the terms and conditions of this Agreement and/or the Equity Commitment Letter, as applicable) shall have determined that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change would be inconsistent with its fiduciary duties pursuant to applicable Law; provided that each time material modifications to the Intervening Event occur, the Company shall notify the Parent of such modification and the Event Notice Period shall recommence and be extended for five Business Days from the day of such notification.

(ii)if the Company has received a bona fide Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 7.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) or (B) unless:

(a)the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(b)the Company and its Subsidiaries and their respective Representatives have complied in all material respects with their obligations pursuant to this Section 5.1 with respect to such Acquisition Proposal;

(c)(i) the Company has provided prior written notice to the Parent at least five Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.1(e)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with the Parent and its Representatives and/or the Investor in good faith (to the extent that the Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement and/or the Equity Commitment Letter so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted the Parent and its Representatives to make a presentation to the Company Board regarding, and taken into account any adjustments to the terms and conditions of, this Agreement and/or the Equity Commitment Letter proposed by the Parent and/or the Investor and other information provided by the Parent and/or the Investor during the Notice Period, in each case, that are offered in writing by the Parent and/or the Investor by no later than 11:59 p.m., Eastern time, on the last day of the Notice Period; provided, however, that in the event of any material revisions to such Acquisition Proposal (it being understood that any change to the material financial terms of such proposal shall be deemed a material revision (a “Material Revision”)), the Company will be required to deliver a new written notice to the Parent and to comply with the requirements of this Section 5.1(e)(ii)(c) (other than the requirement of a presentation as contemplated by clause (ii)(2) above) with respect to such new written notice (it being understood that the Notice Period in respect of such new written notice will be three Business Days);

(d)following such Notice Period, including any subsequent Notice Period with respect to a Material Revision as provided in the foregoing clause (c), the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account the Parent’s and/or the Investor’s proposed revisions (if any) to the terms and conditions of this Agreement and/or the Equity Commitment Letter) shall have determined that the Acquisition Proposal continues to be a Superior Proposal, and in the case of a Company Board Recommendation Change, that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties pursuant to applicable Law; and

(e)in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 7.1(h), including paying the Company Termination Fee in accordance with Section 7.3(b)(iii).

(f)Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will promptly (and, in any event, within one Business Day) notify the Parent if any inquiries, offers or proposals that constitute or would reasonably be expected to lead to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of their respective Representatives.  Such notice must include (i) the identity of the Third Person or “group” of Persons making such inquiries, offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Third Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such inquiries, offers or proposals.  Thereafter, the Company must keep the Parent reasonably informed, on a prompt basis, of the status (and supplementally provide the terms) of any such inquiries, offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(g)Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.1; or (iv) making any disclosure to the stockholders of the Company (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.1(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of the Parent under this Section 5.1, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.1(e).  In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Company Board (or a committee thereof) that solely describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(h)Breach by Representatives. The Company agrees that any material breach of this Section 5.1 by any of its Representatives will be deemed to be a breach of this Agreement by the Company.

5.2Preparation of the Proxy Statement; Company Stockholder Approval of the Merger; Approval by Sole Stockholder of Merger Sub.

(a)As promptly as reasonably practicable after the date of this Agreement, the Company shall (i) prepare and file with the SEC the Proxy Statement, to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Meeting”) to be held to consider, among other matters, the approval of this Agreement and (ii) set a record date for determining the stockholders entitled to notice of and to vote at the Company Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Parent, Merger Sub, and the Company will reasonably cooperate and consult with each other in preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of the Parent and Merger Sub will furnish the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement.  No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing the Parent a reasonable opportunity to review and comment thereon and the Company will consider in good faith incorporating all reasonable comments made thereto by the Parent.  The Company will advise the Parent promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the Parent with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto and the Company will consider in good faith incorporating any reasonable comments to such response timely made by the Parent.  If, at any time prior to the Effective Time, any information relating to the Company or the Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or the Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b)As promptly as reasonably practicable following the Company’s receipt of notice from the SEC that the SEC has completed its review of the Proxy Statement (or, if the SEC does not inform the Company that it intends to review the Proxy Statement on or before the 10th  calendar day following the filing of the preliminary Proxy Statement pursuant to Rule 14a-6 under the Exchange Act, as promptly as reasonably practicable following such 10th calendar day), the Company, acting through the Company Board, shall duly call, give notice of, convene and hold the Company Meeting for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith; provided, however, that the Company Board shall be permitted to adjourn, delay or postpone the Company Meeting in accordance with applicable Law (but not beyond the Termination Date) (i) if the Company Board has determined in good faith after consultation with outside counsel that the failure to so adjourn, delay or postpone the Company Meeting would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting or (iii) if there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.  Except to the extent that the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 5.1(e), the Company, through the Company Board, shall (A) recommend to its stockholders that they approve this Agreement and the Merger (the “Company Board Recommendation”) and (B) include such recommendation in the Proxy Statement.

(c)Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, the Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.

5.3NYSE American Listing.  The Company shall use its commercially reasonable efforts to continue the listing of the Company Common Stock on NYSE American. Each of the parties hereto agrees to cooperate with the other parties hereto and to use its reasonable best efforts to take or cause to be taken, all actions necessary to delist the Company Common Stock from NYSE American as promptly as possible following the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.4Confidentiality; Access to Information.

(a)Subject to Section 5.4(b) and Section 5.4(c), except as expressly modified herein, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)During the Pre-Closing Period, notwithstanding anything in the Confidentiality Agreement to the contrary, the Company shall (and shall cause each of its Subsidiaries to) afford to the Parent and the Parent’s Representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its employees (subject to this Section 5.4(b)), properties, books, contracts and records as the Parent shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its employees (subject to this Section 5.4(b)), business, properties and assets as the Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, (A) to the extent related to an Acquisition Proposal (except as otherwise required by the terms of this Agreement), or (B) that in the reasonable judgment of the Company (after consultation with outside legal counsel) would: (1) violate any legal requirement or contract (including confidentiality provisions thereof), or (2) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine (so long as in connection with this clause (B) the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure, to the extent permitted by applicable Law and practicable under the circumstances); provided that any communications by the Parent or its Representatives with employees of the Company or its Subsidiaries (including with respect to employment terms) shall not require any notice if such communications are with any of the persons set forth on Section 5.4(b) of the Company Disclosure Schedule (or any other employees authorized by the Chief Executive Officer or the Chief Financial Officer of the Company).  Any such information shall be subject to the Confidentiality Agreement.  Notwithstanding anything in the Confidentiality Agreement to the contrary, during the Pre-Closing Period, neither the Parent nor Merger Sub shall (and each shall cause its Affiliates and Representatives not to) contact or communicate with any of the employees (other than the employee set forth on Section 5.4(b) of the Company Disclosure Schedule), licensors, customers or vendors of the Company or any of its Subsidiaries after providing notice to the Company, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed, except that the Company shall have the right to have the Company’s representative present at such meeting), it being understood that (I) the Company will cooperate in good faith with the Parent to arrange for an appropriate response to unsolicited outreach to the Parent or any of its Affiliates or Representatives by such licensors, customers or vendors (which response shall include, at the Company’s request, a representative of the Company), and (II) this Section 5.4(b) shall not prohibit the Parent or any of its Affiliates or Representatives from contacting such licensors, customers or vendors in the Ordinary Course of Business if such contacts are unrelated to this Agreement and the transactions contemplated hereby.

(c)At the Effective Time, the Confidentiality Agreement will automatically terminate and be of no further force or effect, without any further action of the Parties or any other parties thereto.

5.5Legal Conditions to the Merger.

(a)Subject to the terms hereof, each party hereto shall each use its reasonable best efforts to:

(i)take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii)as promptly as practicable, obtain any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained by such party (or any of its Subsidiaries) from any Governmental Entity or third party (including, with respect to the Company, those set forth on Section 2.4(b)(ii) of the Company Disclosure Schedule) in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided, however, that in no event shall the Parent, Merger Sub, the Company or any of their respective Subsidiaries be required to pay any monies (except for filings or similar fees) or agree to any material undertaking in connection with any of the foregoing;

(iii)as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law;

(iv)contest and resist any action, including any administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (a “Restrictive Order”) which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement; and

(v)execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The parties hereto shall cooperate with each other in connection with the making of all such filings and submissions contemplated by the foregoing clauses (ii) or (iii), including providing copies of all such documents to the non-filing Person and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Each party hereto shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, each party may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 0 as “Outside Counsel Only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of the materials (the Parent or the Company, as the case may be) or its legal counsel.

(b)Subject to the terms hereof, and without limiting the Parent’s obligations under Section 5.5(c), the parties hereto shall, and shall cause each of their respective Subsidiaries to, cooperate and use their respective reasonable best efforts to obtain any government clearances or approvals required for the Closing under any Antitrust Law, to respond to any government requests for information under any Antitrust Law, to cause any waiting periods under any applicable Antitrust Laws to expire or be terminated, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Restrictive Order.  The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.  To the extent permitted by law or any Governmental Entity reviewing the transactions contemplated by this Agreement, the parties will provide each other the opportunity to participate in meetings and other substantive conversations with any such Governmental Entity.

(c)Notwithstanding anything to the contrary in this Agreement, the Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parent or, effective as of the Effective Time, the Surviving Corporation, or their respective Subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Parent, the Surviving Corporation or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any Restrictive Order challenging any of the transactions contemplated hereby as violative of any Antitrust Law, which would have the effect of preventing or delaying the Closing beyond the Termination Date; provided, however, that neither the Parent nor Merger Sub shall be required to take, or to cause the Surviving Corporation to take, any of the actions under this Section 5.5(c) or any other provision of Section 5.5 that would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the business, financial condition or results of operations of the Parent and its Affiliates.

5.6Public Disclosure.  Except as may be required by law or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and the Parent and (b) the Parent and the Company shall use their respective commercially reasonable efforts to consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement that is not limited to previously approved statements; provided, however, that these restrictions shall not apply to any Company communications (or the Parent’s or Merger Sub’s response thereto) in connection with an Acquisition Proposal.

5.7D&O Indemnification.

(a)From and after the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, manager, employee or agent of the Company or any of its Subsidiaries or, while a director, manager or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or one of its Subsidiaries as an officer, director, manager, employee or agent of another Person, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent that the Company would have been permitted to do so under applicable Law. Each Indemnified Party will be entitled to advancement of reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any such claim, Action or investigation from each of the Parent and the Surviving Corporation (without duplication) within ten Business Days of receipt by the Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Indemnified Party to whom expenses are to be advanced provides prior to any receipt of such advances an undertaking, to the extent required by the DGCL or other applicable Law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law.

(b)From the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and the Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

(c)Subject to the next sentence, the Surviving Corporation shall either (i) maintain, and the Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the Current D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), or (ii) purchase a Reporting Tail Endorsement and maintain such endorsement in full force and effect for its full term, provided that in the case of clause (i) and clause (ii), the Surviving Corporation shall not be required to pay an annual premium in excess of the Maximum Premium.  If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or cancelled during such six-year period or exceeds the Maximum Premium, or (if applicable) if the Reporting Tail Endorsement would exceed the Maximum Premium, the Surviving Corporation shall obtain, and the Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance (or coverage under a Reporting Tail Endorsement, if applicable) as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions substantially comparable, in the aggregate, to the Indemnified Parties under the Current D&O Insurance.

(d)If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 0 that is denied by the Parent and/or the Company or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expenses, then the Parent, the Company or the Surviving Corporation shall pay the Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred by the Indemnified Party in connection with pursuing his or her claims to the fullest extent permitted by law.

(e)In the event the Parent or the Surviving Corporation or any of its respective successors or assigns (in the case of a transfer of all or substantially all of the Parent’s or the Surviving Corporation’s properties and assets), (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns (in the case of a transfer of all or substantially all of the Parent’s or the Surviving Corporation’s properties and assets) of the Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 5.7.

5.8Notification of Certain Matters.  Prior to the Effective Time, the Parent shall give prompt notice to the Company, and the Company shall give prompt notice to the Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such Person (or, in case of the Parent’s obligation to provide notice, any representation or warranty of Merger Sub) contained in this Agreement to be untrue or inaccurate (i) in the case of any representation or warranty of the Company, in any manner that would result in the failure of the condition set forth in Section 6.3(a) or (ii) in the case of any representation or warranty of the Parent or Merger Sub, in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time or (b) any material breach by such Person (or, in case of the Parent’s obligation to provide notice, any material breach by Merger Sub) of any covenant or agreement set forth in this Agreement.  The delivery of any notice pursuant to this Section 5.8 shall not affect or be deemed to modify any representation or warranty in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement or any remedies available to the parties hereunder.

5.9State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar anti-takeover statute or regulation (collectively, an “Anti-Takeover Law”) is or may become applicable to any of the transactions contemplated by this Agreement, the Company, the Company Board, the Parent and Merger Sub, as applicable, each shall use its respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate the effects of any such statute or regulation on such transactions; provided that the Parent and Merger Sub shall only be required to take any action pursuant to this Section 5.9 if they have received written notice from the Company regarding the applicability of such Anti-Takeover Law and the Company has requested in such written notice that the Parent and Merger Sub take specified actions to render such Antitakeover Law inapplicable.

5.10Rule 16b-3.  Prior to the Effective Time, the Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company and who would otherwise be subject to Rule 16b-3 promulgated under the Exchange Act to be exempt under such rule to the extent permitted by applicable Law.

5.11Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, (a) nothing contained in this Agreement shall give the Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.12Security Holder Litigation.  In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated hereby is brought by any stockholder of the Company or any holder of the Company’s other securities against the Company and/or its directors or officers, the Company shall promptly notify the Parent of such litigation and shall keep the Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary herein (but subject to the following sentence), the Company shall have the right to control the defense of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder of the Company or any holder of the Company’s other securities against the Company and/or its directors or officers, provided that the Company shall give the Parent the opportunity to participate, at the Parent’s expense, in the defense or settlement of any such litigation and the Company shall give due consideration to the Parent’s advice with respect to the foregoing. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not settle or enter into any negotiations or agreement with respect to the settlement of any such litigation without the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the Parent and the Company shall notify the other promptly of the commencement of any such stockholder litigation of which it has received notice.

5.13Financing.

(a)Cooperation with Debt Financing. Prior to the Effective Time, the Company will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to, do the following:

(i)providing the Parent and Merger Sub with such reasonable cooperation as may be reasonably requested by the Parent or Merger Sub to assist them in arranging the debt financing (if any) to be obtained by the Parent, Merger Sub or their respective Affiliates in connection with the Merger (the “Debt Financing”);

(ii)participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company to participate) in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing and due diligence efforts for any of the Debt Financing;

(iii)assisting Parent and the Debt Financing Sources with the timely preparation of customary (A) rating-agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company and its Subsidiaries, taken as a whole; and (B) pro forma financial statements and forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing Date, in each case based on financial information and data derived from the Company’s historical books and records; provided, however, that the Company and its Subsidiaries will not be required to provide any information or assistance with respect to the preparation of pro forma financial statements and forecasts of financing statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(iv)assisting Parent in connection with the preparation, registration, execution and delivery (but in the case of execution and delivery, solely to the extent any such execution and delivery would only be effective on or after the Closing Date) of any pledge and security documents, mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by Parent or the Debt Financing Sources (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing as reasonably requested by Parent), obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, and otherwise reasonably facilitating the pledging of collateral and the grant of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(v)furnishing the Parent, Merger Sub and the Debt Financing Sources, as promptly as practicable, with, to the extent customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing for a financing of the type being incurred, financial and other pertinent and customary information (and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading) regarding the Company and its Subsidiaries as may be reasonably requested by Parent or the Debt Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials;

(vi)cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, environmental assessments, non-imputation affidavits, legal opinions, surveys and title insurance as reasonably requested by Parent, including in connection with any sale-and-leaseback agreements or arrangements to be effected at or after the Closing;

(vii)reasonably facilitating the grant of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Effective Time, and obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness required to be repaid at the Closing and the release and termination of any and all related liens on or prior to the Effective Time;

(viii)delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness of the Company and its Subsidiaries (or such portions or items thereof as Parent elects) to have repaid at the Closing; and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries;

(ix)providing customary authorization letters, confirmations and undertakings to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Debt Financing Sources that the information pertaining to the Company and its Subsidiaries and based on financial information and data derived from the Company’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities; provided, however, that all such materials have been previously identified to, and provided to, the Company);

(x)facilitating and assisting in the preparation, execution and delivery of one or more credit agreements, guarantees, certificates and other definitive financing documents as may be reasonably requested by Parent (including furnishing all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates); provided that the foregoing documentation shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date;

(xi)taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by the Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time;

(xii)promptly (but in no event later than three Business Days prior to the Closing Date) furnishing Parent and the Debt Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or the Debt Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing at least seven Business Days prior to the Closing Date; and

(xiii)cooperating in satisfying the conditions precedent set forth in the definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective Representatives.

(b)Obligations of the Company. Nothing in this Section 5.13 will require the Company to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash (except to the extent subject to concurrent reimbursement by Parent) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing effective prior to the Effective Time; (iv) take any action that, in the good-faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company and its Subsidiaries; or (v) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a material violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party. In addition, any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 5.13 will require (1) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 5.13 that could reasonably be expected to result in personal liability to such officer or Representative; or (2) the Company Board to approve any financing or Contracts related thereto, effective prior to the Closing Date.

(c)Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) are used solely in connection with a description of the Company, its business and products or the Merger; and (iii) are used in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(d)Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that the Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources or prospective Debt Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons, at the election of the Parent (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(e)Reimbursement. Promptly upon request by the Company, the Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company and its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.13.  The Parent and Merger Sub shall indemnify and hold harmless the Company, each of its Subsidiaries and their respective Representatives from and against all liabilities, losses, damages, claims, obligations, demands, damages, costs or expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with the obligations of the Company and its Subsidiaries under this Section 5.13, or the provision of information utilized in connection therewith, except to the extent resulting from willful and material misconduct or fraud committed by or on behalf of the Company, its Subsidiaries or their respective Representatives.  The Parent’s obligations pursuant to this Section 5.13(e) are referred to collectively as the “Parent Reimbursement Obligations.”

5.14Employee Benefit Plans.

(a)For a period of one year following the Effective Time or such shorter period as a Company Employee remains employed with the Company or its Subsidiaries or the Parent or any of its Affiliates, the Parent shall provide, or shall cause to be provided, to each Company Employee (i) base salary and wages no less favorable than the base salary and wages provided to such Company Employee immediately before the Effective Time, and (ii) continued coverage under, at the Parent’s discretion, (x) the Company Employee Plans listed on Section 0 of the Company Disclosure Schedule at the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to such Company Employee immediately before the Effective Time, or (y) the Parent’s benefit plans at substantially the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to similarly situated employees of the Parent (or, at the Parent’s discretion, a combination of coverage under any plans referenced in the immediately preceding clauses (x) and (y)), in each such case, however, excluding equity incentive awards (including stock options and restricted stock awards), phantom equity awards, severance payments or benefits, equity purchase agreements and individual employment, change in control and/or severance agreements or arrangements; provided, however, that the requirements of this Section 0 shall not apply to any Company Employee of a Subsidiary if and after such Subsidiary is sold or disposed of by the Company or any of its Subsidiaries to an unaffiliated third party after the Effective Date.  The annual cash bonus incentive opportunity in effect for each Company Employee for the 2022 calendar year shall continue in effect for the duration of 2022; provided that, without limiting the foregoing, the Parent may change, or cause to be changed, the performance criteria for any such annual cash bonus incentive opportunity from the performance criteria in effect immediately prior to the Effective Time, in the Parent’s sole discretion.

(b)If a new benefit plan is established in replacement of a Company Employee Plan listed on Section 0 of the Company Disclosure Schedule that covers a Company Employee, then for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under such new plan, each Company Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, and (ii) for purposes of any equity or phantom equity plan or program adopted by the Parent, the Surviving Corporation or any of their respective Subsidiaries after the Closing.  The Parent shall use commercially reasonable efforts to cause the applicable  new plan to:  (x) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Company Employees, to the extent such pre-existing conditions, exclusions or waiting periods were satisfied under the similar Company Employee Plan in effect immediately prior to the Effective Time, and (y) provide each such Company Employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar Company Employee Plan in effect immediately prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements.

(c)Notwithstanding anything to the contrary contained in this Agreement, if any payment made pursuant to Section 1.8(a) or Section 1.8(b) (a “Change in Control Payment”) (i) would constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) if not for reduction, the Change in Control Payment would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company agrees to cause the Change in Control Payment to be reduced to the extent necessary to reduce the Change in Control Payment to the greater after-tax amount to the recipient of (A) and (B), after taking into account the Excise Tax and all applicable federal, state and local employment and income taxes (all computed at the highest applicable marginal rate), where (A) is the largest portion of the Change in Control Payment that would result in no portion of the Change in Control Payment being subject to the Excise Tax, and (B) is the unreduced Change in Control Payment.

(d)With respect to any employment agreement to which the Company or any of its Subsidiaries is a party that provides, by its terms, that the term of the employment agreement will automatically renew (unless notice is given by a party to not renew), and for which the expiration of the period in which the Company would have to provide a notice to not renew would fall within 60 days prior to the anticipated Closing Date, the Company shall (i) use commercially reasonable efforts to enter into an amendment with the parties to each such employment agreement, which amendment would extend the period in which the Company (or both parties) would have to provide such a notice to 60 days after the anticipated Closing Date (and to correspondingly change the term of such agreement to end (if such a notice to not renew is ultimately delivered) 60 days after the anticipated Closing Date), and (ii) provide copies of any such amendment reasonably promptly to the Parent.

(e)Subject to Section 0(a) and Section 5.14(d), nothing in this Agreement shall otherwise prohibit the Parent or any of its Subsidiaries from amending or terminating (in accordance with any applicable terms), or shall be construed as creating or amending any Company Employee Plans or any other compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, Parent or any of their Subsidiaries, including each Company Employee Plan and any newly established employee benefit plan, and nothing in this Agreement shall otherwise require Parent or any of its Subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms.  The provisions of this Section 0 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third party beneficiary of this Section 0.

ARTICLE VI

CONDITIONS TO MERGER

6.1Conditions to Each Party’s Obligation to effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)Stockholder Approval.  The Company Voting Proposal shall have been approved by the Required Company Stockholder Vote.

(b)No Injunctions.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

6.2Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver (where permissible pursuant to applicable Law) by the Company, at or prior to the Effective Time of each of the following conditions:

(a)the representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)each of the Parent and Merger Sub shall have performed or complied with in all material respects its covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date; and

(c)the Company shall have received a certificate executed by an executive officer of the Parent, dated the Closing Date, confirming on behalf of the Parent and Merger Sub that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been duly satisfied.

6.3Conditions to the Obligations of the Parent and Merger Sub.  The obligation of the Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver

(where permissible pursuant to applicable Law) by the Parent (on behalf of the Parent and Merger Sub), at or prior to the Effective Time of each of the following conditions:

(a)(A) the representations and warranties of the Company contained in Section 2.7(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (B) the representations and warranties of the Company contained in the first sentence of Section 2.1; Section 2.2; Section 2.3(a) and (b); Section 2.4(a); Section 2.20; and Section 2.21 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except for any de minimis exceptions; and (C) all the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)the Company shall have performed or complied with in all material respects its covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date; and

(c)the Parent and Merger Sub shall have received a certificate executed by an executive officer of the Company, dated the Closing Date, confirming on behalf of the Company that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been duly satisfied.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1Termination.  This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) by mutual written consent of the Parent and the Company;

(b)by either the Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Entity of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, provided that the right to terminate this Agreement pursuant to this Section 7.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

(c)by either the Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Eastern time, on October 23, 2022 (the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to (i) (1) the Parent, if the Company has the valid right to terminate this Agreement pursuant to Section 7.1(g); or (2) the Company, if the Parent has the valid right to terminate this Agreement pursuant to Section 7.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VI prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)by either the Parent or the Company at any time prior to the Effective Time if the Company fails to obtain the Company Stockholder Approval at the Company Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Company Stockholder Approval at the Company Meeting (or any adjournment or postponement thereof);

(e)by the Parent (whether prior to or after the receipt of the Company Stockholder Approval), if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Parent will not be entitled to terminate this Agreement pursuant to this Section 7.1(e) prior to the delivery by the Parent to the Company of written notice of such breach or failure to perform, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination, it being understood that the Parent will not be entitled to terminate this Agreement pursuant to this Section 7.1(e) if such breach or failure to perform has been cured within the Company Breach Notice Period (to the extent capable of being cured);

(f)by the Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change (in which case, the Company shall provide the Parent with written notification of such Company Board Recommendation Change within 24 hours after the occurrence of such Company Board Recommendation Change), except that the Parent’s right to terminate this Agreement pursuant to this Section 7.1(f) will expire at 5:00 p.m., Eastern time, on the tenth Business Day following the date on which the Company provided such written notice to the Parent of the Company Board Recommendation Change;

(g)by the Company (whether prior to or after the receipt of the Company Stockholder Approval), if the Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 7.1(g) prior to the delivery by the Company to the Parent of written notice of such breach or failure to perform, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 7.1(g) if such breach or failure to perform has been cured within the Parent Breach Notice Period (to the extent capable of being cured); or

(h)by the Company, at any time prior to receiving the Company Stockholder Approval if each of the following occurs: (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate such Superior Proposal in accordance with Section 5.1; (iii) the Company has complied in all material respects with Section 5.1 with respect to such Superior Proposal; and (iv) as a condition to such termination, the Company pays the Company Termination Fee due to the Parent in accordance with Section 7.3(b)(iii).

7.2Manner and Notice of Termination; Effect of Termination.

(a)Manner of Termination. The Party terminating this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 7.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 7.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 5.4(a), Section 5.6, this Section 7.2, Section 7.3, Article VIII and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 7.3(f), nothing in this Agreement will relieve any Party from any liability for any fraud or Willful Breach prior to termination of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement, the Debt

Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any Willful Breach).

7.3Fees and Expenses.

(a)General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, the Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent.

(b)Company Payment.

(i)If (A) this Agreement is validly terminated pursuant to (I) Section 7.1(c), (II) Section 7.1(d), or (III) Section 7.1(e); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to the immediately preceding clause (A), an Acquisition Proposal has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (C) within one year following the termination of this Agreement pursuant to the preceding clause (A), the Company enters into a definitive agreement providing for the consummation of any transaction or series of related transactions (other than the Merger) involving an Acquisition Proposal (an “Acquisition Transaction”), and the Company at any time thereafter consummates such Acquisition Transaction, then the Company will concurrently with the consummation of such Acquisition Transaction pay to the Parent an amount equal to $710,000 (the “Company Termination Fee”), in accordance with the payment instructions provided to the Company by the Parent.  For purposes of this Section 7.3(b)(i), all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”.

(ii)If this Agreement is validly terminated pursuant to Section 7.1(f), then the Company must promptly (and in any event within two Business Days) following such termination pay to the Parent the Company Termination Fee in accordance with the payment instructions provided to the Company by the Parent.

(iii)If this Agreement is validly terminated pursuant to Section 7.1(h), then the Company must, prior to or concurrently with such termination, pay to the Parent the Company Termination Fee in accordance with the payment instructions provided to the Company by the Parent; provided that if (A) such termination occurs prior to the Initial No-Shop Period Start Date (or, if the Superior Proposal with respect to which the Company is terminating this Agreement pursuant to Section 7.1(h) is with an Excluded Party, then if such termination occurs prior to the Excluded Party No-Shop Period Start Date), and (B) the Company has entered into an Alternative Acquisition Agreement to consummate a Superior Proposal at the time of such termination, then the “Company Termination Fee” for purposes of this Agreement shall mean an amount equal to $470,000.

(c)Parent Payment.  If this Agreement is validly terminated by (i) the Company pursuant to Section 7.1(g), or (ii) the Parent pursuant to Section 7.1(c) and at such time the Company could have validly terminated this Agreement pursuant to Section 7.1(g), then in either case the Parent must promptly (and in any event within five Business Days) following such termination pay to the Company $710,000 in cash (the “Parent Termination Fee”), in accordance with the payment instructions provided to the Parent by the Company.

(d)Single Payment Only. The Parties acknowledge and agree that in no event will the Company or the Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)Payments; Default. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if either Party fails to promptly pay any amount due pursuant to Section 7.3 and, in order to obtain such payment, the payee Party commences an Action that results in a judgment against the payor Party for the amount set forth in Section 7.3 or any portion thereof, the payor Party will pay to the payee Party its reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, the “Enforcement Expenses”).  All payments under this Section 7.3 shall be made by the payor Party to the payee Party by wire transfer of immediately available funds to an account designated in writing by the payee Party.

(f)Sole and Exclusive Remedy.

(i)If this Agreement is terminated pursuant to Section 7.1, the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 7.3(c), the Parent Reimbursement Obligations, if any, and the Company’s right to seek specific performance pursuant to Section 9.10(b) will be the sole and exclusive remedies of the Company and the Company Related Parties against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.  Upon payment of the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to any of (A) the Company and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) relating to or arising out of  this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreement and Section 7.3(e), as applicable).  Notwithstanding the foregoing, this Section 7.3(f)(i) will not relieve the Parent, Merger Sub or the Investor from liability for (1) any fraud or Willful Breach of this Agreement, or (2) any breaches of the Confidentiality Agreement; provided that under no circumstances will the collective monetary damages payable by the Parent, Merger Sub or any of their Affiliates for breaches (including any Willful Breach or fraud) under this Agreement (taking into account the payment of the Parent Termination Fee pursuant to this Agreement) or the Equity Commitment Letter exceed an amount equal to $710,000 in the aggregate plus the Enforcement Expenses, if any, and the Parent Reimbursement Obligations, if any (collectively, the “Parent Liability Limitation”).  In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (A) the Parent, Merger Sub or the Investor; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Debt Financing Sources, Affiliates (other than the Parent, Merger Sub or the Investor), members, managers, general or limited partners, stockholders and assignees of each of the Parent, Merger Sub and the Investor (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, or the transactions contemplated hereby and thereby (including, any breach by the Parent, Merger Sub or the Investor), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.  Other than the Investor’s obligations under the Equity Commitment Letter and other than the obligations of the Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(ii)If this Agreement is terminated pursuant to Section 7.1, the Parent’s receipt of the Company Termination Fee, to the extent owed pursuant to Section 7.3(b) and the Parent’s right to seek specific performance pursuant to Section 9.10(b) will be the sole and exclusive remedies of the Parent, Merger Sub, the Investor and the Parent Related Parties against the Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure. Upon payment of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to any of the Parent, Merger Sub, the Investor or the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, Section 7.3(e)).  The Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) will be the only monetary damages the Parent and Merger Sub and each of their respective Affiliates may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable

Law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to the Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, the Confidentiality Agreement and Section 7.3(e), as applicable); and (2) none of the Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, Section 7.3(e)).  Notwithstanding the foregoing, this Section 7.3(f)(ii) will not relieve the Company and its Subsidiaries from liability for any Willful Breach of this Agreement or for any breaches of the Confidentiality Agreement; provided that under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount equal to $710,000 plus the Enforcement Expenses in the aggregate for all such breaches (the “Company Liability Limitation”).  In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will the Parent or Merger Sub be entitled to seek or obtain consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(g)Liquidated Damages. Each of the parties hereto acknowledges that any amount payable by the Company or the Parent pursuant to this Section 7.3, including the Company Termination Fee and the Parent Termination Fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate a party for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

(h)Acknowledgement regarding Specific Performance.  Notwithstanding anything to the contrary in Section 7.3(f), it is agreed that the Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.10(b) except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.10(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.10(b) and any monetary damages.

(i)Investor Affiliates.  In no event will the Company or any of its Subsidiaries seek or obtain, nor will they permit any of their respective Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Investor Affiliate (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Investor, the Parent and Merger Sub) with respect to this Agreement or the Equity Commitment Letter or the transactions contemplated hereby and thereby (including any breach by the Parent, Merger Sub or the Investor), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from the Parent or Merger Sub to the extent expressly provided for in this Agreement or the Investor to the extent expressly provided for in the Equity Commitment Letter.

7.4Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Company Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company’s stockholders pursuant to the DGCL without such approval.  Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Debt Financing Sources set forth in Section 5.13(a), Section 7.2, Section 7.3(e), Section 7.6, Section 9.4, Section 9.5, Section 9.9, Section 9.10, Section 9.11, Section 9.14 or this Section 7.4 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify in a manner adverse to the Debt Financing Sources in any material respect the substance of the provisions relating to the Debt Financing Sources set forth in Section 5.13(a), Section 7.2, Section 7.3(e), Section 7.6, Section 9.4, Section 9.5, Section 9.9, Section 9.10, Section 9.11, Section 9.14 or this Section 7.4) may not be amended, modified or altered without the prior written consent of the Debt Financing Sources.

7.5Extension, Waiver.  At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of  the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

7.6No Liability of Debt Financing Sources.  None of the Debt Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; provided that nothing in this Section 7.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive agreement for the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

ARTICLE VIII

DEFINED TERMS

The following capitalized terms shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement; or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential; provided, however, that in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives named therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal).

“Acquisition Proposal” means any proposal or offer (a) for a merger, consolidation, liquidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving the Company or any of its Subsidiaries, (b) for the direct or indirect purchase or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Third Persons, or the issuance by the Company, of 15% or more of the Company’s equity securities, or the equity securities of the Company and its Subsidiaries, or (c) for any direct or indirect purchase, license or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Third Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such proposal or offer), in each case other than the transactions contemplated by this Agreement or any offer or proposal by the Parent, any Subsidiary of the Parent or the Investor.

“Action” means any claim, litigation, action, suit, arbitration, inquiry, proceeding, or investigation.

“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.1(a).

“Anthony Warrant” means that certain Warrant to Purchase 300,000 Shares of Common Stock dated January 16, 2013 between Paul Anthony and Auxilio, Inc.

“Antitrust Laws” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other applicable federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“BA Agreements” has the meaning set forth in Section 2.25(e).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 0.

“Business Day” means any day on which the principal offices of the SEC in Washington, DC, are open to accept filings other than a day on which banking institutions located in New York, New York, are permitted or required by law, executive order or governmental decree to remain closed.

“Capitalization Date” means the close of business on May 17, 2022.

“Certificate” means a certificate that immediately prior to the Effective Time represents shares of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 0.

“Change in Control Payment” has the meaning set forth in Section 0.

“Closing” means the closing of the Merger.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2021.

“Company Board” means the Board of Directors of the Company (together with any duly constituted and authorized committee thereof).

“Company Board Recommendation” has the meaning set forth in Section 5.2(b).

“Company Board Recommendation Change” has the meaning set forth in Section 5.1(e).

“Company Breach Notice Period” has the meaning set forth in Section 7.1(e).

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Parent and Merger Sub and dated as of the date of this Agreement.

“Company Employee” means any person employed by the Company or a Subsidiary of the Company as of the Effective Time.

“Company Employee Plans” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA), and any other plan, policy, agreement or arrangement relating to insurance coverage, severance benefits, retention benefits, change in control benefits, employment, fringe benefits, supplemental benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, for the benefit of, or relating to, any current or former employee of the Company or any of its Subsidiaries and as to which the Company or any Subsidiary has any liability (including any such plan, policy, agreement or arrangement provided through a professional employer organization or co-employer), but excludes any plan, agreement or arrangement required to be maintained by non-U.S. law.

“Company Intellectual Property” means any Intellectual Property owned or licensed, or purported to be owned or licensed, by the Company or any of its Subsidiaries or that is otherwise used in the conduct of the Company’s or its Subsidiaries’ respective businesses as currently conducted.

“Company Leases” means the leases, subleases or licenses pursuant to which the Company or any of its Subsidiaries leases, subleases or licenses from third parties any real property.

“Company Liability Limitation” has the meaning set forth in Section 7.3(f)(ii).

“Company Material Adverse Effect” means any effect, change, event, occurrence or development that is, or could reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no effect, change, event, occurrence or development resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no effect, change, event, occurrence or development resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (c) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business; (d) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, disease outbreaks, pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID-19), public health emergencies, widespread occurrences of infectious disease or other comparable events, and any other force majeure events in the United States or any other country or region in the world; (f) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of the Parent (provided that this clause (f) shall not apply to any representation or warranty in Section 2.4); (g) any actions taken or failure to take action, in each case, to which the Parent has approved, consented to or requested in each case in writing, or the taking of any action required by this Agreement (other than any action required by the first sentence of Section 4.1), or the failure to take any action prohibited by this Agreement; (h) changes in law or other legal or regulatory conditions or change in GAAP or other accounting standards (or the interpretation thereof); (i) any fees or expenses incurred in connection with the transactions contemplated by this Agreement; (j) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or (k) any Actions made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, Merger Sub, the Parent or any of their directors or officers arising out of the Merger or in connection with any other transactions contemplated by this Agreement; provided that that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (h), if any such effect, change, event, occurrence or development has had a disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur.

“Company Material Contract” means any Contract to which the Company or one of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or assets are bound: (a) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (b) that (i) prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world; (ii) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (iii) provides for “exclusivity” or any similar requirement in favor of a third party; (c) that provides for or governs the formation, creation, operation, management or control of any partnership, joint venture or similar arrangement; (d) that constitutes an IP License; (e) that constitutes a customer, vendor, distribution or marketing agreement that provides for payment obligations to the Company or any of its Subsidiaries of at least $100,000 or more in the past 12 months or in any prospective 12-month period; (f) that provides for payment obligations by the Company or any of its Subsidiaries of at least $100,000 or more in the past 12 months or in any prospective 12-month period; (g) that are entered into with subcontractors to perform work for a customer of the Company or any of its Subsidiaries, or for a product that the Company or any of its Subsidiaries is re-selling or using in conjunction with a deliverable under a customer Contract, in each case that provides for payment obligations by the Company or any of its

Subsidiaries of at least $50,000 or more in the past 12 months or in any prospective 12-month period; (h) that is entered into with a group purchasing organization or similar entity or organization; (i) pursuant to which the Company or any of its Subsidiaries has or may have guarantee, “earn-out” or other contingent payment obligations; (j) that constitutes a settlement, conciliation or similar agreement (A) that is with any Governmental Entity, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration to a Governmental Entity or (C) that would otherwise limit the operation of the Company or any of its Subsidiaries in any material respect after the Closing; (k) pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries is outstanding; (l) that was entered into after January 1, 2017, and provides for the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business, capital stock, other equity interests or all or substantially all the assets of another Person; or (m) that relates to the grant of any preferential right of first refusal, first offer or other right to purchase any material assets or property of the Company or any of its Subsidiaries.

“Company Meeting” has the meaning set forth in Section 0.

“Company Permits” has the meaning set forth in Section 0.

“Company Related Parties” has the meaning set forth in Section 7.3(f)(i).

“Company RSUs” mean restricted stock units with respect to shares of Company Common Stock granted under any Company Stock Plan.

“Company SEC Reports” has the meaning set forth in Section 0.

“Company Severance Practices” has the meaning set forth in Section 4.1(i).

“Company Stockholder Approval” has the meaning set forth in Section 0.

“Company Stock Option” means each option to purchase shares of Company Common Stock granted pursuant to any Company Stock Plan.

“Company Stock Plan” means each of the CynergisTek, Inc. 2011 Stock Incentive Plan and the CynergisTek, Inc. 2020 Equity Incentive Plan.

“Company Systems” means the Computer Software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems that are owned or used or relied on by the Company or its Subsidiaries.

“Company’s Knowledge” means the actual knowledge, as of the date hereof, and after reasonable inquiry, of the individuals identified in Section 8.1 of the Company Disclosure Schedule.

“Computer Software” has the meaning set forth in Section 2.10(h).

“Company Termination Fee” has the meaning set forth in Section 7.3(b)(i).

“Confidentiality Agreement” means the Nondisclosure Agreement, dated as of May 7, 2019, between the Company and Clearwater Compliance Holding Company LLC, as amended by that certain Amendment dated as of January 12, 2022.

“Consent” means any consent, approval, filing, registration, notification, Permit, order or authorization.

“Contract” means, with respect to any Person, any contract, lease, license, indenture, note, agreement or other legally binding instrument to which such Person or its Subsidiaries is a party or by which any of their respective properties, rights or assets is bound.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“Current D&O Insurance” means the current directors’ and officers’ liability insurance policies maintained by the Company as of the date of this Agreement.

“Debt Financing” has the meaning set forth in Section 5.13(a).

“Debt Financing Sources” means the Persons (other than the Parent and its Affiliates), if any, that provide the Debt Financing in connection with the Merger and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives involved in the Debt Financing and the successors and assigns of each of the foregoing.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” has the meaning set forth in Section 0.

“Effective Time” has the meaning set forth in Section 0.

“Equity Commitment Letter” has the meaning set forth in Section 3.4.

“Enforcement Expenses” has the meaning set forth in Section 7.3(e).

“Environmental Law” means any Law, regulation, order, decree, permit or requirement of any Governmental Entity relating to: (a) the protection, investigation, clean up, remediation or restoration of the environment, human or occupational health or safety, or natural resources; (b) pollution control; or (c) Hazardous Substances, including the handling, use, generation, transportation, storage, distribution in commerce, release and/or disposal of Hazardous Substances; or (d) noise, odor or wetlands protection.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries.

“Event Notice Period” has the meaning set forth in Section 0.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excise Tax” has the meaning set forth in Section 5.14(c).

“Excluded Party” means any Third Person (or if a group, includes any Third Person, so long as such Third Person, together with all other members of such group, if any, who were members of such group or another group that included such Third Person immediately prior to the Initial No-Shop Period Start Date, represent more than 50% of the equity financing of such group at all times following the Initial No-Shop Period Start Date and prior to the closing of the transactions contemplated by the applicable Acquisition Proposal) (a) who submits a written bona fide Acquisition Proposal to the Company or any of its Representatives after the date of this Agreement and prior to the Initial No-Shop Period Start Date, and (b) whose Acquisition Proposal is determined by the Company Board in good faith (after consultation with its outside counsel and its financial advisor), prior to the Initial No-Shop Period Start Date, to be, or would reasonably be expected to lead to, a Superior Proposal; provided, however, that a Third Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Third Person) if such Acquisition Proposal is withdrawn or terminated by such Third Person (or group, if applicable) or is modified in any material respect by such Third Person (or group, if applicable) such that the Acquisition Proposal submitted by such Person (or group, if applicable) would no longer be a Superior Proposal.

“Excluded Party No-Shop Period Start Date” has the meaning set forth in Section 5.1(a).

“Financing” has the meaning set forth in Section 3.4.

“GAAP” means United States generally accepted accounting principles.

“Go-Shop Period” has the meaning set forth in Section 5.1(a).

“Government Contract” means any Contract with any Governmental Entity.

“Governmental Entity” means any foreign or domestic court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality, or any self-regulatory body or organization having authority or jurisdiction over the activities of any party or any Subsidiary of any party.

“Hazardous Substance” means: (a) any substance, material or waste, whether solid, liquid or gas, that is or comes to be regulated as a hazardous substance or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, mold, radioactive materials or radon, or (c) any substance, material or waste, whether solid, liquid or gas, defined, characterized or regulated by any Governmental Entity as hazardous, toxic, infectious, reactive, corrosive, ignitable, flammable, dangerous, a pollutant, or words of similar meaning and effect.

“Horton Warrant” means the warrant to purchase shares of Company Common Stock issued to Horton Capital Management, LLC pursuant to that certain Initial Warrant dated April 3, 2020 between the Company and Horton Capital Management, LLC.

“Indemnified Party” means each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time a director, manager or officer of the Company or any of its Subsidiaries.

“Information Privacy and Security Laws” means the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C.A § 1320d et seq.) (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder, and any other or comparable foreign, federal, state, provincial or local laws and any other Laws concerning the privacy and/or security of Personal Information, including but not limited to the Gramm-Leach-Bliley Act, the California Consumer Privacy Act, the EU General Data Protection Regulation and state data breach notification laws, state health information privacy laws and state consumer protection laws.

“Initial No-Shop Period Start Date” has the meaning set forth in Section 5.1(a).

“Intellectual Property” means (a) patents, patent applications, inventions and invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, internet domain names, social media accounts, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) copyrightable works and copyrights, (d) trade secrets, know-how, processes, ideas, formulae, models, schematics, technology, Computer Software, programs, code, databases, computer applications and methodologies, (e) other tangible or intangible proprietary or confidential information and materials, (f) all rights in the foregoing and in other similar intangible or intellectual property assets, and (g) all applications and registrations for the foregoing.

“Intervening Event” has the meaning set forth in Section 5.1(e)(i).

“Investor” has the meaning set forth in Section 3.4.

“IP Licenses” means (a) all agreements under which the Company or any of its Subsidiaries licenses or sublicenses from any other Person any material Company Intellectual Property (other than Off-the-Shelf Software); and (b) all agreements under which the Company or any of its Subsidiaries has licensed to any other Person the right to use any Company

Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, other than agreements pursuant to which non-exclusive rights with respect to Company Intellectual Property have been granted in the Ordinary Course of Business to customers or users of the Company’s products or services for the purpose of using such products or services or to independent contractors, vendors and similar Persons solely for the purpose of performing activities for or on behalf of the Company or any of its Subsidiaries.

“Law” means any local, county, state, federal, foreign or other constitution, law, statute, treaty, regulation, ordinance, code, common law or any rule, order, decree, judgment, judicial consent, consent decree, edict, Permit, directive or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 2.9(b).

“Lien” means any mortgage, security interest, pledge, lien, charge or encumbrance, other than (a) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other statutory liens arising in the Ordinary Course of Business, (b) liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which reserves have been reflected on the Company Balance Sheet to the extent required by GAAP, (c) liens arising from actions of the Parent or Merger Sub (including in connection with any financing), (d) with respect to real property, liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters of record that are, in each case, shown in public records, (e) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business, (f) liens arising under applicable securities Laws, (g) non-exclusive licenses of Company Intellectual Property granted by the Company or any of its Subsidiaries to its customers in connection with the sale of products and services in the Ordinary Course of Business and (h) zoning, building and other similar codes and regulations relating to real property.

“Material Revision” has the meaning set forth in Section 0.

“Maximum Premium” means 250% of the last annual premium paid prior to the Effective Time for the Current D&O Insurance.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the preamble.

“No-Shop Period Start Date” has the meaning set forth in Section 5.1(a).

“Notice Period” has the meaning set forth in Section 5.1(e)(ii)(c).

“NYSE American” means the NYSE American Stock Market.

“Off-the-Shelf Software” means any generally commercially available, off-the-shelf software that is licensed in the Ordinary Course of Business for use on desktop or laptop computers, mobile devices (including smartphones, tablets and e-readers), network servers or similar devices, other than through a written agreement executed by the licensee (such as via clickwrap, browsewrap, or shrinkwrap licenses or terms and conditions that are not substantially negotiable).

“Ordinary Course of Business” means the ordinary course of business consistent in all material respects with past practice.

“Parent” has the meaning set forth in the preamble.

“Parent Breach Notice Period” has the meaning set forth in Section 7.1(g).

“Parent Liability Limitation” has the meaning set forth in Section 7.3(f)(i).

“Parent Material Adverse Effect” means any change, event or development that would reasonably be expected to prevent, or materially impair or delay, the ability of the Parent or Merger Sub to consummate the Merger.

“Parent Reimbursement Obligations” has the meaning set forth in Section 5.13(e).

“Parent Related Parties” has the meaning set forth in Section 7.3(f)(i).

“Parent Termination Fee” has the meaning set forth in Section 7.3(c).

“Paying Agent” means Colonial Stock Transfer Company, Inc., or another bank or trust company mutually acceptable to the Parent and the Company, which shall be engaged by the Parent to act as paying agent for the payment of the Merger Consideration to the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time.

“Payment Fund” means cash in an amount sufficient to make payment of the Merger Consideration pursuant to Section 0 in exchange for all of the outstanding shares of Company Common Stock (other than shares of Company Common Stock cancelled in accordance with Section 0).

“Permit” means any license, permit, registration, variance, exemption, Consent, waiver, authorization, right, certificate, franchise, order or approval, qualification, or similar document or authority, and all pending applications therefor or renewals thereof.

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and Liens for Taxes that are not due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) Liens that secure obligations reflected on the Company Balance Sheet or Liens the existence of which is referred to in the notes to the Company Balance Sheet, (iv) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (v) Liens imposed by applicable Law (other than Tax Law); (vi) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the Ordinary Course of Business; (viii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company and its Subsidiaries, and (ix) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially the use of the assets to which they relate in the conduct of the business of the Company and its Subsidiaries.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.

“Personal Information” means any information that identifies a specific natural person, including, without limitation, (A) a natural person’s first and last name, in combination with (1) a social security number or tax identification number, or (2) credit card number, bank account information or other financial account information, or financial customer and account numbers, account access codes and passwords, and (B) Protected Health Information as defined under HIPAA, and (C) any information pertaining to an individual that is regulated or protected by Law.

“Personnel” means any current or former director, officer, employee, representative, agent or contractor of the Company or any of its Subsidiaries.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time.

“Privacy Agreements” has the meaning set forth in Section 2.25(e).

“Privacy Policies” has the meaning set forth in Section 2.25(a).

“Proprietary Software” means Computer Software that is owned or purported to be owned by the Company or its Subsidiaries.

“Protected Information” has the meaning set forth in Section 2.25(a).

“Providers” has the meaning set forth in Section 2.25(h).

“Proxy Statement” has the meaning set forth in Section 0.

“Registered IP” has the meaning set forth in Section 2.10(a).

“Reporting Tail Endorsement” means a six year extended reporting period endorsement with respect to the Current D&O Insurance, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the Current D&O Insurance.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

“Required Company Stockholder Vote” has the meaning set forth in Section 0.

“Restrictive Order” has the meaning set forth in Section 5.5.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Customer” has the meaning set forth in Section 2.24.

“Significant Vendor” has the meaning set forth in Section 2.23.

“Subsidiary” means, with respect to any Person, another Person (a) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing (i) more than 50% of the voting power of all outstanding stock or ownership interests of such second Person or (ii) the right to receive more than 50% of the net assets available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution, (b) of which the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other governing body or persons performing similar functions is directly or indirectly held by such Person, or (c) of which such first Person is a general partner or managing member.

“Superior Proposal” means any bona fide written proposal made by a third party after the date of this Agreement to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets, (a) on terms which the Company Board determines in its good faith judgment pursuant to applicable Law to be more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any written, binding offer by the Parent to amend the terms of this Agreement) that the Company Board determines to be relevant and (b) which the Company Board determines to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that the Company Board determines to be relevant.

“Surviving Corporation” means the Company following the Merger.

“Tax Returns” means all reports, returns, forms, or statements required to be filed with a public Governmental Entity with respect to Taxes.

“Taxes” means all taxes or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, or additions to tax imposed or assessed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person.

“Termination Date” has the meaning set forth in Section 7.1(c).

“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (a) the Company or any of its controlled Affiliates or (b) the Parent, Merger Sub or the Investor or any of their respective Affiliates or any “group” including the Parent, Merger Sub, the Investor or any of their respective Affiliates.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including, without limitation, the Merger.

“Unauthorized Use” has the meaning set forth in Section 2.10(h).

“Uncertificated Shares” means uncertificated shares that immediately prior to the Effective Time represented any shares of Company Common Stock.

“Vendor BA Agreements” has the meaning set forth in Section 2.25(e).

“Warrant” means the Anthony Warrant and the Horton Warrant.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act undertaken by the breaching party with the knowledge that the taking of such act or failure to act would result in such breach.

ARTICLE IX

MISCELLANEOUS

9.1Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that this Article IX, Section 5.9, Section 5.10 and any other covenants, obligations and agreements that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of transmission by the transmitting equipment if sent via email, in each case to the intended recipient as set forth below:

(a)if to the Parent or Merger Sub, or after the Effective Time, the Surviving Corporation, to:

Clearwater Compliance LLC

40 Burton Hills Blvd., Suite 200

Nashville, TN  37215

Attn: Steve Cagle

E-mail: steve.cagle@clearwatercompliance.com

with copies (which shall not constitute notice) to:

Altaris Capital Partners, LLC

10 E. 53rd Street, 31st Floor

New York, NY 10022

Attn: Garikai Nyaruwata and Charles Mullens

E-mail: garikai.nyaruwata@altariscap.com and charles.mullens@altariscap.com and to:

ArentFox Schiff LLP

233 South Wacker Drive, Suite 7100

Chicago, Illinois 60606

Attn:  Steve E. Isaacs

E-mail:  steve.isaacs@afslaw.com

(b)if to the Company, to:

CynergisTek, Inc.

11940 Jollyville Road, Suite 300-N

Austin, TX 78759

Attn:  Chief Financial Officer

E-mail:  Paul.Anthony@cynergistek.com

with a copy, if prior to the Effective Time (which shall not constitute notice) to:

Kirton McConkie, PC

50 E. South Temple, Suite 400

Salt Lake City, UT 84111

Attn:  S. Chase Dowden

E-mail:  cdowden@kmclaw.com

Any party hereto may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party hereto may change the address to which notices and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

9.3Entire Agreement.  This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or between the Company and Merger Sub or between the Company and the Parent, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.  Notwithstanding the foregoing, subject to Section 5.4(c), the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4Third-Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 0 (with respect to which the Indemnified Parties shall be third party beneficiaries), (b) from and after the Effective Time, the rights of holders of shares of Company Common Stock, Company Stock Options and Company RSUs to receive the consideration in each case in accordance with the terms and subject to the conditions set forth in Article I, (c) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.3(f), and (d) the rights of the Debt Financing Sources set forth in Section 5.1, Section 5.13, and Section 7.3.

9.5Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that notwithstanding the foregoing, the Parent and Merger Sub may, from and after the Closing, transfer or assign all or any part of their respective rights, in whole or in part, under this Agreement to any Debt Financing Source or any other lender (or any administrative or collateral agent on behalf of itself and such lender(s)) as collateral security (it being understood that such transfer or assignment shall not relieve the Parent and Merger Sub of their respective obligations hereunder or enlarge, alter or change any obligation of any other party hereto). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.6Severability.  Any term or provision (or part thereof) of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions (or parts thereof) hereof or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision (or part thereof) hereof is invalid or unenforceable, the court making such determination shall have the power to limit the term or provision (or part thereof), to delete specific words or phrases, or to replace any invalid or unenforceable term or provision (or part thereof) with a term or provision (or part thereof) that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision (or part thereof) that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term (or part thereof).

9.7Counterparts and Signature.  This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan (including by portable document format (.pdf)) delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan (including by portable document format (.pdf)) delivered by electronic mail.

9.8Interpretation.  Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include”, “includes” and “including” are not limiting; (b) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Person are also to its permitted successors and assigns; (h) references to an “Article”, “Section”, “Recital”, “preamble”, “Annex”, “Exhibit” or “Schedule” refer to an article, section, recital or preamble of, or an annex, exhibit or schedule to, this Agreement; (i) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (j) references to a federal, state, local or foreign statute or law include any rules, regulations and delegated legislation issued thereunder; (k) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency and (l) references to “made available” mean made available through an electronic data room, through EDGAR or otherwise at least 24 hours prior to the execution of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.9Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10Remedies.

(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Person will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Person, and the exercise by a Person of any one remedy will not preclude the exercise of any other remedy.

(b)Irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, as money damages or other legal remedies (including any fees payable pursuant to Section 7.3), even if available, would not be an adequate remedy for any such damages, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement.  Accordingly, in the event of any breach or threatened breach by the Company, on the one hand, or the Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, in each case without posting a bond or other security.  The parties acknowledge and agree that (i) the provisions set forth in Section 7.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Parent would have entered into this Agreement. It is explicitly agreed that, subject to the limitations in the next two sentences of this Section 9.10(b), the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Financing to be funded (including to cause the Parent to enforce the obligations of the Investor under the Equity Commitment Letter in order to cause the Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) subject to the terms and conditions set forth therein and herein.  Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect equityholders shall be entitled to directly seek the remedy of specific performance of this Agreement against any Debt Financing Source. Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing the Parent’s obligation to cause the Financing to be funded shall be subject to the requirements that (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), and (ii) the Company has irrevocably confirmed in writing that if the Financing is funded, then the Company shall take such actions that are required of it by this Agreement to consummate the Closing pursuant to the terms of this Agreement. No party hereto shall raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, or to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.11Submission to Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the United States District Court for the District of Delaware or in any state court located in the State of Delaware in any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such Action shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any Action arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.  Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 0.  Nothing in this Section 0, however, shall affect the right of any Person to serve legal process in any other manner permitted by Law.

9.12Disclosure Schedule.  The Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent on its face from a reading of such disclosure that it also qualifies or applies to such other sections; provided that no disclosure in any section of the Company Disclosure Schedule shall modify or qualify any provision of Section 4.1 unless such disclosure is expressly included in Section 4.1 of the Company Disclosure Schedule.  The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or is outside the Ordinary Course of Business.

9.13Parent Guarantee.  The Parent agrees to take all action necessary to cause Merger Sub or, after the Effective Time, the Surviving Corporation, as applicable, to perform all of its agreements, covenants and obligations under this Agreement. The Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub of its obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub under this Agreement.

9.14Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE

EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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The Parent, Merger Sub and the Company have executed this Agreement as of the date set forth in the initial caption of this Agreement.

CLEARWATER COMPLIANCE LLC
By:	/s/ Steven Cagle
Name: Steven Cagle
Title: Chief Executive Officer

CLEARWATER COMPLIANCE ACQUISITION COMPANY I
By:	/s/ Steven Cagle
Name: Steven Cagle
Title: President and Chief Executive Officer

CYNERGISTEK, INC.
By:	/s/ Michael H. McMillan
Name: Michael H. McMillan
Title: Chief